Marubeni CORPORATION

RECEIVED

2004 DEC 13 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

04046704

Date: 2004/12/2

SUPPL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Financial Results for FY2004 1H
*Summary of Consolidated Financial Results for FY2004 1H
*Financial Results for 1st Half FY2004, Marubeni's Strength & "V" PLAN
*News Releases
-Tarahan Coal Fired Steam Power Plant
-Joint Venture for Glass Substrate
-Delisting Marubeni shares from Frankfurt and Düsseldorf stock exchange
-Stage Medical

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

12/16

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

 82-616

Marubeni Corporation Receives Orders for Boiler and Steam Turbine Packages for Tarahan Coal Fired Steam Power Plant Project of PT PLN

Marubeni Corporation
July 26, 2004

Marubeni Corporation has receive orders for two power plant equipment packages comprising circulating fluidized bed (CFB) boilers and steam turbine generators for units 3 & 4 of Tarahan Coal Fired Steam Power Plant Project (100 MW x 2 units; location: Tarahan, near Lampung, Southern Sumatra) of PT Perusahaan Listrik Negara (Persero) ("PT PLN"). This was the first case of bid tendering for a full-scale thermal power generation plant since the economic crisis. The contract amount total is approximately 22.8 billion yen. The construction costs for the project will be funded by Japanese ODA loan.

On July 26, a consortium of Marubeni Corporation and ALSTOM Power Inc. of the United States, a company with many years of experience in boilers, has concluded an agreement for a boiler package (contract amount: about 14.3 billion yen). The principal equipment will be supplied by Fuji Electric Systems Co., Ltd. for the steam turbine generator package (for which an agreement was concluded on April 22, with a contract amount of about 8.5 billion yen). Marubeni Corporation will manage all works for both packages, including auxiliary equipment and civil building and installation work. In the project, CFB boilers (with a mechanism to suppress generation of NOx and SOx) were adopted for the first time in Indonesia, and the power plant will be more environmentally-friendly compared with conventional thermal power plants.

Demand for electric power has increased rapidly in Indonesia since 2000, and greater support for the power sector has been implemented over the past few years through Japanese ODA loan. Southern Sumatra is one area in which power shortages have been serious, and the provision of Japanese ODA loan was approved for the project to ensure stable power supply in the area. Preparatory work has been undertaken for the procurement of facilities.

Starting before the economic crisis in Indonesia, Marubeni Corporation has managed numerous projects, including Tanjung Priok Combined Cycle Power Plant (1,180MW), Muara Tawar Combined Cycle Power Plant (1,095MW) and boilers for units 1 to 7 of Suralaya Coal Fired Power Plant (3,400MW). We have benefited from our friendly ties with Indonesia over many years, and have earned high marks for our project management capabilities and competence, backed by excellent results in numerous projects. We believe these have been factors in our success in winning orders for the large projects this time.

Marubeni Corporation has been aggressive in advancing into the Indonesian electricity market. The orders for the large projects at Tarahan Coal Fired Power Plant should function as a bridgehead to further strengthen the strong ties of trust we have with PT PLN. Marubeni is determined to redouble its efforts to win orders in the

electricity market in Indonesia, where large power plant projects are likely to continue to get underway in the future, in cooperation with major manufacturers in Japan, Europe and the United States.

Marubeni Establishes Joint Venture in Shenzhen, China for Glass Substrate Used for HDD

Marubeni Corporation

July 29, 2004

Marubeni Corporation, together with Toyo Kohan Co., Ltd. and Shenzhen Kaifa Magnetic Recording Co., Ltd, will establish a joint venture company in the Shenzhen Grand Industrial Zone in Shenzhen, China to manufacture and sell glass substrate used for hard disk drives.

Currently there are, roughly speaking, two main types of storage media used in hard disc drives-glass substrate and aluminum substrate-and these are used in distinctly different applications. Demand for glass substrate, which is harder and more durable than aluminum substrate, is expanding rapidly, as it is required for notebook PCs, portable audio, car navigation systems, mobile devices, etc., and other applications that require a high degree of shock resistance.

To date, Marubeni has sold aluminum substrates produced by Toyo Kohan's Kudamatsu plant (located in Kudamatsu, Yamaguchi Prefecture) and TOYO-MEMORY TECHNOLOGY SDN.BHD (located in Kedah, Malaysia; Ownership: Toyo Kohan 60%, Marubeni 40%). Now, however, through the sale of glass substrates, which is predicted to see further growth, Marubeni will strengthen its market presence.

【Profile of the new company】

1. Location:
   Shenzhen Grand Industrial Zone, People's Republic of China
2. Capitalization:
   Approx. 2 billion yen
3. Shareholder composition:
   Special purpose company(*) 51%
   Shenzhen Kaifa Magnetic Recording Co., Ltd. 49%
   * Special purpose company profile
   (1) Capitalization: Approx:
   1 billion yen
   (2) Shareholder composition:
   Toyo Kohan Co., Ltd.) 60%;Marubeni40%、
4. Business details:
   Manufacturing and sale of glass substrate for HDD
5. Production capacity:
   400,000 pieces/month (Initially)
6. No. of employees:
   Approx. 140
7. Future plans:
   August 2004 Company established
   December 2004 Facilities to be completed
   January 2005 Commence sample shipments
   March 2005 Commence production
8. Other:
   Shenzhen Kaifa Magnetic Recording Co., Ltd. profile

Subsidiary of China Great Wall Computer Group Company. Established in 1996. Manufactures aluminum substrate for HDD.
Capitalization: US$27 million

Marubeni Corporation applies for delisting its shares from Frankfurt , and Düsseldorf Stock Exchange

Marubeni Corporation
August 20, 2004

Marubeni Corporation ("the Company") resolved today at the meeting of its Board of Directors to apply to two German stock exchanges of Frankfurt and Düsseldorf for the delisting of the shares which are listed in the form of Global Bearer Certificates (GBC / "shares").

1. The reason for the delisting

   The trading volume of the Company's shares on each of these two stock exchanges is very low. The Company notes that the delistings would cause no substantial inconvenience to the Company's shareholders and investors, because the Company's shares will continue to be listed on Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Sapporo Stock Exchange, and Fukuoka Stock Exchange.

2. Delisting Schedule

   The applications for the delisting from these two stock exchanges will be submitted by the end of September, 2004. The Company expects to complete the delisting process by the end of March, 2005.

Marubeni to invest in NxStage Medical

Marubeni Corporation

October 7, 2004

Marubeni Corporation, together with Marubeni America Corporation, invested $3 million in NxStage Medical, Inc., a U.S. company developing and selling products for the treatment of renal failure. Marubeni Corp. has gained a period of exclusive negotiation rights for the product marketing in Japan.

NxStage's product, the NxStage System One, is FDA cleared and commercially available in the U.S. for both acute and chronic applications. NxStage launched its NxStage System One into the ICU last year and recently expanded its launch into the chronic market. NxStage is also looking to obtain a specific home indication for the System One and has in process an FDA IDE study of chronic home daily dialysis in support of this indication.

In Japan, chronic dialysis patients total to more than 230 thousand and are increasing by 10 thousand each year. Most patients commute to the dialysis center 3 times a week, where the treatment usually takes 4 to 5 hours per visit. Home hemodialysis therapy has been covered by medical reimbursement since April 1998 but the number of patients who are actually getting dialysis treatment at home has remained at only about 100. Many believe that this is because there is no easy-to-use home dialysis system and the training for patients/families takes too long. Because many believe home dialysis gives patients the best chance to regain their daily lives and improve their quality of life, there have been great hopes for a new, easy to use system that could be used at home.

Marubeni believes that NxStage's product will be what the Japanese market has been waiting for. The characteristics of the product are 1.about H39cm×W36cm×D45cm in size, compact and easy to carry, 2.disposables (dialyzer & blood tubing) are put together in an all-in-one cartridge which makes it easy to use/dispose and train patients, 3.maintenance of the system is simple (just send it back), and 4. the system runs on standard household current and requires no water processing. Further information regarding NxStage and the NxStage System One is available at www.nxstage.com.

The Business Incubation Dept. of Marubeni Corp. has been promoting new businesses in the healthcare field, including in the elderly care and medical device markets. Marubeni Corp., together with its Japanese partners, intends to introduce NxStage's system to Japan and build a business model for home hemodialysis therapy, which includes collaboration with dialysis centers and a delivery and support system for home patients.

82-616

Marubeni CORPORATION

Financial Results for 1st Half FY2004
Marubeni's Strength
&
"V"PLAN (Medium-Term Management Plan for FY2003-2005)

November, 2004

Marubeni Corporation

(Tokyo Stock Exchange Code: 8002 Japan)

Agenda

Marubeni CORPORATION

1. Financial Highlights

Marubeni CORPORATION

(billions of yen)	FY01 1st Half	2nd Half	FY01 Yearly	FY02 1st Half	2nd Half	FY02 Yearly	FY03 1st Half	2nd Half	FY03 Yearly	FY04 1st Half	(Change from 1st Half FY03)	FY04 Yearly Pros.	(Progress)
Total volume of trading transactions	4,525.2	4,447.0	8,972.2	4,312.4	4,480.9	8,793.3	3,825.4	4,080.2	7,905.6	3,742.7	(-82.6)	7,600.0	(49%)
Gross trading profit *	224.4	213.6	438.0	214.6	210.0	424.6	198.6	210.9	409.5	211.4	(+12.8)	435.0	(49%)
SGA expenses *	-198.9	-191.9	-390.8	-169.1	-174.4	-343.5	-161.0	-169.0	-330.0	-167.9	(-6.9)	-342.0	(49%)
Adjusted operating profit	**25.5**	**21.7**	**47.2**	**45.4**	**35.7**	**81.1**	**37.5**	**41.9**	**79.4**	**43.5**	**(+5.9)**	**93.0**	(47%)
Other restructuring costs													
Gross trading profit	-4.0	2.8	-1.2										
SGA expenses	-1.0	-0.3	-1.3		-2.1	-2.1				-1.5	(-1.5)		
Provision for doubtful accounts	-39.4	-4.6	-43.9	-6.1	0.4	-5.7	1.5	-2.3	-0.8	-2.5	(-3.9)	-8.0	(31%)
Operating profit	-18.8	19.8	0.8	39.3	34.1	73.4	39.0	39.6	78.6	39.5	(+0.6)	85.0	(47%)
Interest expense-net	-15.1	-14.4	-29.5	-11.4	-12.1	-23.5	-10.8	-12.7	-23.5	-12.6	(-1.7)	-28.0	(45%)
Dividends received	4.4	3.1	7.5	3.6	3.2	6.8	4.4	2.8	7.2	4.9	(+0.5)	6.0	(82%)
Others	-128.2	-14.5	-142.7	-4.0	-16.3	-20.3	-3.0	-0.4	-3.4	-0.4	(+2.7)	-12.0	(3%)
Income/losses before income taxes and equity in earnings/losses	-157.8	-6.2	-164.0	27.5	8.9	36.3	29.5	29.4	58.9	31.5	(+2.0)	51.0	(62%)
Income/losses before equity in earnings	-97.0	0.7	-96.3	12.3	7.8	20.1	13.9	9.4	23.3	13.2	(-0.7)	24.0	(55%)
Minority interests in earnings of subsidiaries	-1.0	-0.2	-1.2	-1.0	-2.2	-3.2	-1.1	-1.9	-3.0	-1.5	(-0.5)	-3.0	(51%)
Equity in earnings/losses -net *	-1.0	2.4	1.4	6.5	6.9	13.4	8.2	7.4	15.6	12.5	(+4.3)	16.0	(78%)
Restructuring costs in equity in earnings/losses	-8.0	-12.3	-20.3				-1.3		-1.3		(+1.3)		
Net income/loss	**-107.0**	-9.4	**-116.4**	**17.8**	**12.5**	**30.3**	**19.7**	**14.9**	**34.6**	**24.2**	**(+4.5)**	**37.0**	(65%)

* excluding restructuring costs

2. Consolidated Financial Results for 1st Half FY2004

Marubeni CORPORATION

(billions of yen)	1st Half FY03	1st Half FY04	(Variance)	FY03 Results	FY04 Yearly Pros.	(Variance)
Gross trading profit *	198.6	211.4	(+12.8)	409.5	435.0	(+25.5)
SGA expenses *	-161.0	-167.9	(-6.9)	-330.0	-342.0	(-12.0)
Adjusted operating profit	37.5	43.5	(+5.9)	79.4	93.0	(+13.6)
Dividends received	4.4	4.9	(+0.5)	7.2	6.0	(-1.2)
Equity in earnings *	8.2	12.5	(+4.3)	15.6	16.0	(+0.4)
Core earnings	**50.1**	**60.9**	(+10.8)	**102.2**	**115.0**	(+12.8)
Interest expense-net	-10.8	-12.6	(-1.7)	-23.5	-28.0	(-4.5)
Total	**39.2**	**48.3**	(+9.1)	**78.7**	**87.0**	(+8.3)
Net income	**19.7**	**24.2**	(+4.5)	**34.6**	**37.0**	(+2.4)

*excluding restructuring costs

	Sep. 2003	Sep. 2004	(Variance)	Mar. 2004	Pros. For Mar. 2005	(Variance)
Total assets	4,263.5	4,073.0	(-190.5)	4,254.2	4,100.0	(-154.2)
Net interest-bearing debt	2,168.0	1,978.0	(-190.0)	1,969.3	2,000.0	(+30.7)
Shareholders' equity	304.2	407.4	(+103.2)	393.0	425.0	(+32.0)
Net D/E ratio	7.13 times	4.86 times	(-2.27points)	5.01 times	4.71 times	(-0.30 points)

3. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Sep. 04	(Change from Mar. 04)	Pros. For Mar. 05
Current assets	2,772.8	2,487.6	2,202.1	2,080.0	1,915.9	(-164.1)	
Investment/Fixed assets	2,547.8	2,318.1	2,119.4	2,174.2	2,157.1	(-17.1)	
Total assets	5,320.6	4,805.7	4,321.5	4,254.2	4,073.0	(-181.2)	4,100.0
Short-term loans (*)	1,311.5	1,247.3	963.3	803.6	627.4	(-176.1)	
Long-term interest-bearing debt	2,116.9	1,937.6	1,781.6	1,651.3	1,648.9	(-2.4)	
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,454.8	2,276.3	(-178.5)	
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	1,969.3	1,978.0	(+8.7)	2,000.0
Shareholders' equity	342.3	263.9	260.1	393.0	407.4	(+14.4)	425.0
Net D/E ratio (times)	9.03 times	10.28 times	8.70 times	5.01 times	4.86 times		4.71 times
Equity ratio (%)	6.43%	5.49%	6.02%	9.24%	10.00%	(+0.76%point)	10.37%
Current ratio (%)	101.80%	101.90%	104.60%	105.90%	107.60%	(+1.70%point)	-

(*) including current portion of long-term debt

4. Gross Trading Profit and SGA Expenses


Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
Gross trading profit *
SGA expenses *
Adjusted operating profit
230
210
190
170
150
130
-230
-210
-190
-170
-150
-130
224.4
213.6
214.6
210.0
198.6
210.9
211.4
-198.9
-191.9
-169.1
-174.4
-161.0
-169.0
-167.9
¥25.5 bn
¥21.7 bn
¥45.4 bn
¥35.7 bn
¥37.5 bn
¥41.9 bn
¥43.5 bn
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half

* excluding restructuring costs

5. Core Earnings

(billions of yen)	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half	2nd Half	FY04 1st Half
Adjusted operating profit	25.5	21.7	45.4	35.7	37.5	41.9	43.5
Dividend received	4.4	3.1	3.6	3.2	4.4	2.8	4.9
Equity in earnings (excluding restructuring costs)	-1.0	2.4	6.5	6.9	8.2	7.4	12.5
Core earnings	**28.9**	**27.2**	**55.5**	**45.8**	**50.1**	**52.1**	**60.9**
Interest expense-net	-15.1	-14.4	-11.4	-12.1	-10.8	-12.7	-12.6
Total	**13.8**	**12.8**	**44.1**	**33.7**	**39.2**	**39.4**	**48.3**


Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
(Note) ・Core earnings=Adjusted operating profit+Dividends received ± Equity in earnings(excluding restructuring costs)
・Interest expense-net =Interest income−Interest expense
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-70.0
-60.0
-50.0
-40.0
-30.0
-20.0
-10.0
0.0
Core earnings
Interest expense-net
28.9
27.2
55.5
45.8
50.1
52.1
60.9
13.8
12.8
44.1
33.7
39.2
39.4
48.3
-15.1
-14.4
-11.4
-12.1
-10.8
-12.7
-12.6
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half

6. Gross Trading Profit and Net Profit by Operating Segment


(billions of yen)
Gross trading profit
Net profit
Left: FY03 1st Half
Middle: FY04 1st Half
Right: FY04 Yearly Prospects (at May 2004)
80
70
60
50
40
30
20
10
0
-10
Agri-Marine Products: 25.9 / 3.6, 36.3 / 1.4, 76.5 / 5.5
Textile: 11.9 / 1.2, 12.3 / 1.0, 26.5 / 2.5
Forest Products & General Merchandise: 19.1 / 3.1, 22.5 / 4.2, 45.5 / 7.5
Chemicals: 13.7 / 3.1, 14.5 / 3.5, 29.0 / 4.0
Energy: 15.6 / 4.6, 19.9 / 7.2, 32.0 / 8.5
Metals & Mineral Resources: 6.1 / 2.3, 7.4 / 4.1, 13.5 / 4.5
Transportation & Industrial Machinery: 29.1 / 1.3, 27.9 / -1.1, 53.0 / 1.5
Utility & Infrastructure: 6.4 / 3.2, 10.1 / 4.5, 22.5 / 4.0
Plant & Ship: 5.3 / -3.0, 5.9 / 0.7, 15.0 / -3.5
Development & Construction: 11.0 / -2.1, 10.8 / -2.7, 27.0 / -2.5
Finance & Logistics Business: 2.5 / 1.3, 3.0 / 1.6, 6.0 / 2.5
Telecom & Information: 10.7 / -4.7, 11.6 / -3.0, 26.0 / -7.0
Overseas Corporate Subsidiaries & Branches: 43.2 / 6.1, 40.7 / 4.4, 74.0 / 5.5

7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)



1st Half FY03
1st Half FY04
FY04 Yearly Pros. (at May 2004)
25
20
15
10
5
0
-5
-10
-15
5.8 7.5 17.0
Agri-Marine Products
2.5 2.3 6.0
Textile
5.8 7.0 15.0
Forest Products & General Merchandise
4.7 5.9 8.5
Chemicals
8.0 12.1 17.5
Energy
2.7 5.4 7.5
Metals & Mineral Resources
5.0 5.4 10.5
Transportation & Industrial Machinery
2.7 4.2 9.0
Utility & Infrastructure
-1.5 2.3 3.5
Plant & Ship
0.4 2.9 7.5
Development & Construction
0.0 0.4 0.0
Finance & Logistics Business
-4.0 -2.2 -2.5
Telecom & Information
10.0 9.8 13.0
Overseas Corporate Subsidiaries & Branches

Total Assets (billions of yen)



Mar. 04
Sep. 04
Mar. 05 Pros.(at May 04)
600
400
200
0
417.7 394.8 411.0
Agri-Marine Products
127.0 129.7 140.0
Textile
315.7 324.3 323.0
Forest Products & General Merchandise
147.1 171.3 170.0
Chemicals
319.6 299.7 331.0
Energy
180.3 189.2 187.0
Metals & Mineral Resources
306.7 302.1 281.0
Transportation & Industrial Machinery
409.2 414.4 379.0
Utility & Infrastructure
343.1 379.0 359.0
Plant & Ship
330.5 332.6 333.0
Development & Construction
144.4 126.6 136.0
Finance & Logistics Business
144.2 143.2 149.0
Telecom & Information
499.6 502.2 447.0
Overseas Corporate Subsidiaries & Branches

8. Cash Flows

(billions of yen)	FY02 Yearly	FY03 Yearly	FY04 1st Half	Major factors during 1st Half FY04
Operating activities				
Net income(losses)	30.3	34.6	24.2	
Adjustments to reconcile net income (losses) to net cash provided by operating activities:				
Depreciation and amortization	63.7	54.3	31.7	
Provision for doubtful accounts	5.7	0.8	2.5	
Other	-2.1	-0.2	-10.5	
Sub total	67.3	54.9	23.6	
Changes in assets and liabilities concerening operating activities:	91.6	94.5	-6.3	
Other	5.5	17.7	-6.6	
Net cash provided by operating activities	194.8	201.6	34.8	
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	25.3	54.0	-6.6	
Purchase and sales of property and equipment and property leased to others -net	-11.9	-51.3	-18.0	Purchase of lease assets, business expansion in aluminium area, etc.
Collection of loans receivable -net	103.8	72.3	12.5	Acceleration of collection and disposal of loans receivable.
Other	-4.0	-17.0	12.1	
Net cash provided by investing activities	113.2	58.0	-0.1	
Free cash flows	308.0	259.5	34.8	
Financing activities				
Increase and decrease in interest-bearing debt -net	-295.1	-303.9	-216.4	
Other	1.1	70.0	-6.2	
Net cash used in financing activities	-294.0	-233.9	-222.6	
Effect of exchange rate changes on cash and cash equivalents	-14.1	-13.4	1.3	
Net increase(decrease) in cash and cash equivalents	-0.1	12.2	-186.6	

(billions of yen)

Decrease in gross interest-bearing debt on the balance sheets	- 178.5
Decrease in gross interest-bearing debt in cash flow	- 216.4
Difference	+37.9
(Breakdown of the difference)	
Decrease due to the exchange rate	+9.4
Decrease in the impact of FASB133	- 2.6
New consolidation and un-consolidation of group companies	+31.0

9. Shareholders' Equity

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Sep. 04	(Change from Mar. 04)	Pros. for Mar. 05
Shareholders' equity	342.3	263.9	260.1	393.0	407.4	(+14.4)	425.0
Net DE ratio	**9.03 times**	**10.28 times**	**8.70 times**	**5.01 times**	**4.86 times**	**(-0.15 points)**	**4.71 times**



(billions of yen)
400
300
200
100
0
Net D/E Ratio
10.28 times
9.03 times
8.70 time
Shareholders' equity
10times
8times
6times
4times
Mar 01
Mar 02
Mar 03
Mar 04
Sep 04

<Breakdown of Shareholders' Equity as of Sep.04>

(billions of yen)		Change from Mar. 2004
Common stock and additional paid in capital	357.2	(-)
Retained earnings	114.1	(+19.2)
Net unrealized losses on investment securities	27.6	(-7.4)
Currency translation adjustments	-85.9	(+2.1)
Minimum pension liability adjustment	-0.6	(-)
Net unrealized losses on derivatives	-4.9	(+0.5)
Treasury stocks	-0.1	(-)
Total shareholders' equity	407.4	(+14.4)

Marubeni CORPORATION

10. Interest Coverage Ratio

(billions of yen)	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half	2nd Half	FY04 1st Half
Adjusted operating profit	25.5	21.7	45.4	35.7	37.5	41.9	43.5
Interest income	29.2	16.6	14.3	12.3	11.0	9.4	9.2
Dividends	4.4	3.1	3.6	3.2	4.4	2.8	4.9
Depreciation and amortization	37.7	33.4	36.7	27.0	25.3	29.0	31.7
Total EBITDA (a)	**96.8**	**74.8**	**100.0**	**78.2**	**78.2**	**83.1**	**89.3**
Interest expense (b)	-44.3	-31.0	-25.7	-24.4	-21.8	-22.0	-21.8
Interest coverage (a)/(b)	**219%**	**241%**	**389%**	**320%**	**359%**	**378%**	**410%**



(billions of yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Interest Coverage Ratio (%)
219%
241%
389%
320%
359%
378%
410%
EBITDA
Interest expense
96.8
74.8
100.0
78.2
78.2
83.1
89.3
-44.3
-31.0
-25.7
-24.4
-21.8
-22.0
-21.8
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half

11. Number and Consolidated Profits & Losses of Group Firms



FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half
Consolidated profit/loss (billions of yen)
Surplus amount
Deficit amount
Net consolidated profit
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
27.7
-66.2
-38.5
23.3
-41.3
-18.0
39.3
-17.4
21.9
26.0
-13.7
12.2
36.8
-21.9
14.9
27.0
-21.5
5.5
47.8
-23.6
24.2

	FY01 Sep. 01	Mar. 02	FY02 Sep. 02	Mar. 03	FY03 Sep. 03	Mar. 04	FY04 Sep. 04
Number of profit-making firms	403	391	385	375	361	390	380
Number of loss-making firms	180	124	115	109	123	112	143
Total number of consolidated group firms	**583**	**515**	**500**	**484**	**484**	**502**	**523**
Loss-making firm ratio	30.9%	24.1%	23.0%	22.5%	25.4%	22.3%	27.3%

12. Major Profit-making & Loss-making Firms

Consolidated profit / loss (billions of yen)		FY03 1st Half	FY04 1st Half	FY04 Pros.	Notes
<Major Profit-making firms>					
Subsidiaries	M. America (100%)	2.8	3.4	3.0	Overseas corporate subsidiary in US.
	Sithe Asia (100%)	-	3.3	1.2	IPP in Asia
	San Roque Power (92.5%)	1.1	2.8	4.5	IPP of San Roque Multipurpose Dam Project (Philippines), Y1.1 bn for FY03 is equity in earnings.
	Royal Maritime (100%)	0.4	2.4	2.4	Shipping company. Y0.4 bn for FY03 is equity in earnings.
	M. LP Holding (100%)	0.7	1.8	2.4	Investing in Los Pelambres copper mine in Chile
	M. LNG International (100%)	1.6	1.4	2.6	Investment in Qatar LNG projects
	Nacx Nakamura Corporation (70%)	0.2	0.7	1.6	Wholesale, transportation and processing of frozen foods. Y0.2 bn is equity in earnings.
	Koa Kogyo (77.52%)	0.1	0.7	0.7	Manufacturing and sales of cardboard
	M. Energy (66.6%)	0.6	0.6	0.6	Sales of petroleum products
	Marubeni Nisshin Feed Co., Ltd. (60%)	0.3	0.6	0.9	Manufacture of compound feed
Affiliated Companies	Marubeni-Itochu Steel Inc. (50%)	1.7	5.0	3.8	Manufacture, processing, import, export and sales of steel products
	Uni-Mar Energi (33.3%)	2.2	1.8	1.3	IPP in Turkey
	PT Chandra Asri (24.6%)	* -3.2	1.3	-0.5	Manufacture and sales of petrochemical products (Indonesia) (*)including Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)
	Marusumi Paper Co., Ltd. (32.16%)	0.6	0.6	1.3	Manufacture of printing paper
<Major Loss-making firms>					
Subsidiaries	NPPI (100%)	-0.4	-5.2	-4.8	Marine product processing (U.S.A.)
	Meditec Corporation (100%)	-1.6	-3.1	-3.3	Import sales and maintenance of medical equipment, apparatus and accessories
	MC Estate Co., Ltd. (100%)	-0.9	-2.3	-1.7	Property business
	Global Solution KK (100%)	-0.7	-1.7	-2.1	Internet access service.
	Global Access Ltd. (100%)	-1.4	-1.0	-1.4	Providing bandwidth via own fiber-optic cable
	M. Chikusan Corp. (99.99%)	-1.1	-0.8	-0.4	Livestock related business
Affiliated Companies	MUSI Pulp Project (45%)	-1.4	-0.7	-1.2	Production and sales of pulp (Indonesia)
<Reference>					
	MIECO (100%)	-2.2	0.3	-0.1	Petroleum trading in US
	NEXION Corporation (96.43%)	-0.6	-0.5	-0.6	Video transport serice and broadband media service
	Daishowa-Marubeni Int'l (50%)	1.6	0.0	0.8	Manufacturing and sales of pulp
	Japan Cablenet Ltd. (23%)	-0.2	0.0	0.0	CATV and telecommunication operation, and management of CATV operators

Agenda

1. Commodity Trade Business – Agri-marine Products Division

Marubeni CORPORATION

FY2003 Import Share Ranking (Company Estimates)

	Rank	Share	Remarks
• Wheat and Barley	No. 1	11%	Columbia Grains, Inc. (US) ← Export Terminal (109 kiloton / Portland, OR) Country Elevator (Montana, Idaho, Washington, North Dakota) Alliance with *General Mills* (major US-based flour milling company)
• Corn	No. 2	16%	Next to *Zen-Noh*
• Soy beans for oil	No. 3	16%	Strategic alliance with *Archer Daniels Midland* (major US-based grain company) (Improvement of traceability through importing of Non-GM crops and other means)
• Coffee beans	No. 2	15%	Owns third-largest instant coffee company in Brazil

FY2003 Market Share (Company Estimates)

• Edible Oil	No. 1	33%	Nisshin Oillio Group (Marubeni holds 15% stake)
• Assorted Feed	No. 2	10%	Marubeni Nisshin Feed Co., Ltd. (Marubeni holds 60% stake) ranked first in trading company category and second after *Zen-Noh*

Strategic Alliance with Capital Investments Forming "Marubeni Food Group", Composed of 34 Companies (Sales Figures for FY2003)

• Wholesale	- Confectioneries	Yamaboshiya	(45% stake; ¥196.7 billion in sales, No.1 in Japan)
	- Frozen and chilled food	Nacx Nakamura	(70% stake; ¥ 114 billion in sales, No. 2 in Japan)
• Retail	- Supermarkets	The Maruetsu Inc.	(28.8% stake, ¥358.1 billion in sales, 279 stores, No.1 in the Tokyo Metropolitan Area)
		Tobu Store	(12.5% stake; ¥81.4 billion in sales, 47 stores)
• Metro Cash & Carry Japan KK		Joint Venture with Germany-based *Metro AG* (ranked 5th in the world among food retailers)	
		Opened 1st store in Chiba in December 2002 and 2nd store in Kawaguchi in February 2003	

2. Commodity Trade Business – Pulp & Paper

Marubeni CORPORATION

Forest / Wood Chips

Quantity Handled 3.1 mil BDU/yr
Domestic Share 25% (1st)

WA Plantation Resources (Australia)
(Marubeni 60%, Nippon Paper Industries 40%)
30 K ha eucalyptus plantation
460 K BDU of wood chip export

Marusumi Whangarei (NZ)
(Marubeni 49%, Marusumi Paper 51%)
80 K BDU of wood chip export

New Zealand Plantation Forest (NZ)
(Marubeni 10%, Hokuetsu Paper 30% others)
Target:10 K ha of acacia plantation

Southern Plantation Forest (Australia)
(Marubeni 57.1%, others)
Target :10 K ha of eucalyptus plantation

Guangxi Oji Paper (China)
(Marubeni 10%, Oji Paper 90%)
Target: 6 K ha of eucalyptus plantation

Other Chip Supply Source

Pulp

Quantity Handled 1.2 mil t/yr
For Japan 0.6 mil t/yr
For other destination 0.6 mil t/yr
World Share 4%

Daishowa-Marubeni Int'l (Canada)
(Marubeni 50%, Nippon Paper Industries 50%)
670 K t of pulp sales annually

MUSI Pulp Project (Indonesia)
(Marubeni 45%)
450K tons of pulp sales annually

Other Pulp Makers



Specialized carrier for wood chip
7vessels (1,300 K BDU)

Paper Production

Comparable to 4th largest maker in Japan
Production capacity: 1.8 mil t/yr

Koa Kogyo (Marubeni 78%)
Cardboard, paperboard 540 Kt

Marusumi Paper (Marubeni 32%)
News print paper 750 Kt

Fukuyama Paper (Marubeni 55%)
Paperboard, 240 Kt

Fuji Coated Paper (Marubeni 100%)
Coated paper, 240 Kt

Other Paper Makers in Japan

Overseas Paper Makers

Sales

Paper (Quantity handled 1.7 mil t)
Share among trading firms 47% (1st)
Paperboard (Quantity handled 1 mil t)
Share among trading firms 26% (1st)

Domestic Sales Companies Logistics Network

M. Pulp & Paper Sales Co. (Marubeni 88%)
Forest Net (Marubeni 65%)
M. Office Supply (Marubeni 97%)
M. Pulp & Paper Logistics (Marubeni 92%)

Internatinal Sales Companies Logistics Network

Marubeni Pulp & Paper North America (Marubeni100%)
Marubeni Pulp & Paper Sales Europe (Marubeni 100%)

Waste Paper Recycling Business

Marubeni Paper Recycling (Marubeni 100%)
WELL (M. Paper Recycling 40%)
Pan Pacific Fiber Inc. (Marubeni 67%)

* BDU=BoneDry Unit

3. Commodity Trade Business – Energy Division

Energy Resource Exploration

- Crude Oil
  - ➢Additional concessions acquisition in North Sea Oil Field (UK) of 12,000 boed (barrels of oil equivalent per day) in October 2004. Marubeni's concessions amounts 38,000 boed, including existing North Sea Oil Field, Gulf of Mexico, Ravva Oil and Gas Field (India).
    → 38,000 boed ⇩ 50,000 boed (target in 2005)
  - ➢Sakhalin I Project (Russia): Preparing towards the production of a maximum of 250,000 boed for entire site

- LNG (Liquefied Natural Gas)
  - ➢ 7.5% stake in Qatar Liquefied Gas Co., Ltd.
    - ✓ Annual production: 8.5 million MT (of which 6.0 million MT to Japan → 11% share of LNG imports of Japan)
    - ✓ Long term supply contract (until 2021) with power and city gas companies → Stable business foundation
    - ✓ Annual production capacity: Increase to 10 million MT by 2006

Energy Trading & Marketing (Retail)

- Naphtha — 5.5 million MT/yr imported to Japan ← 26% share --- No. 1 importer to Japan
- LPG — 1.2 million MT/yr imported to China ← 18% share --- No. 1 importer to China
- Petroleum distribution and retail business in Japan
  - Petroleum sales through gas stations operations (Marubeni Energy maintains 750 locations in Japan)
  - LPG wholesale and retail (Marubeni Gas Energy/ 800 thousand MT/yr)
  - Import and distribution terminal operation (Marubeni Ennex/ Capacity: Petroleum 540,000 kl, LPG 160 K tons)

4. Commodity Trade Business – Metals & Mineral Resources

Investment into resource interests ensures stable supply source. Long-term contracts and the future markets allows stabilization of profits.

		Project	Interest	Handled by the Company (FY2003)		Remarks
Aluminum	**(Canada)**	Alouette	6.67%	16 K tons	278K tons	The Company handles 15% of the approximately 2 million tons of total aluminum imported to Japan. In exploration imports, Marubeni is No.1 among trading firms. In addition, the Company handles 150K tons in Europe and US. Alouette aluminum smelter is expected to increase total production from 240K tons to 550K tons in 2004.
	(Australia)	Portland	22.50%	78 K tons		
		Boyne	3.62%	41 K tons		
	(Venezuela)	Venalm	0.96%	111 K tons		
		2 others		32 K tons		
Copper	**(Chile)**	Los Pelambres	8.75%	229 K tons	424K tons	Among large copper mines in Chile, the Los Pelambres Mine, which began production in 1999, is the most cost competitive. Marubeni is the only Japanese trading company that invests in zinc smelters.
	(Canada)	Huckleberry	6.25%	130 K tons		
Zinc	**(Peru)**	Cajamarquilla	14.03%	36 K tons		
	(Australia)	MacArthur River	5.00%	29 K tons		
Iron ore	**(Brazil)**	MBR	7.50%	500 K tons		
Coal	**(Australia)**	Macquarie (Coking/Thermal)	17.00%	240 K tons	2,650K tons	Among open-air coal mines in Australia, Jellinbah East and Hail Creek Coal Mines are top class when it comes to cost competitiveness.
		Jellinbah East (Coking/Thermal)	15.00%	1,350 K tons		
		Coppabella (Coking)	7.00%	200 K tons		
		Moorevale (Coking/Thermal)	7.00%	50 K tons		
		Hail Creek (Coking)	5.33%	230 K tons		
		Dartbrook (Thermal)	15.50%	580 K tons		

5. Project Solution Service
– Overseas IPP*, New Markets and Technologies of Power Business

Marubeni CORPORATION

* IPP - Independent Power Producer

Intl' IPP Total Power Generating Capacity - 4,327MW (13 countries, 18 locations) as of September 2004

Natural Gas/Petroleum	2,386 MW	(8 Locations)
Coal	1,190 MW	(3 Locations)
Hydroelectric	345 MW	(1 Location)
Geothermal	302 MW	(4 Locations)
Wind Power	104 MW	(2 Location)



ICHON, Korea (250MW)
YOUNGDUK, Korea (40MW)
TANGSHAN, China (100MW)
SEC, Spain (64MW)
RADES, Tunisia (471MW)
CEDAR BAY, USA (250MW)
MIRAVALLES, Costa Rica (27MW)
TERMOVALLE, Colombia (200MW)
MARMARA, Turkey (480 MW)
TAPAL, Pakistan (126MW)
PPN, India (347MW)
BANG BO, Thailand (350MW)
MAHANAGDONG, Philippines (180MW)
SAN ROQUE, Philippines (345MW)
MINDANAO I, Philippines (47MW)
MINDANAO II, Philippines (48MW)
MILLMERRAN, Australia (840MW)
SMITHFIELD, Australia (162MW)

- **Entry into domestic electrical retail market (anticipated to be fully deregulated by 2007)**
  Ensure stable source of electricity (acquisition of 33MW hydroelectric power station and purchase of surplus power)
- **Electrical consolidation business in UK**
- **Activities associated with renewable energy and distributed generations**
  Wind Power (Total of 4 locations in Hokkaido, Yamaguchi, Kagoshima) – 50MW
  Fuel cells – 5 units (4 locations) are in operation

6. Project Solution Service – EPC* Business



Project Owner
Project Proposal
Fee
Arranging Financing (Investment, loans, guarantees)
Raw Material Supply
Product Sales
PROJECT
Operations and maintenance services after completion
Contractor Selection
Process Management
Marubeni Corporation
Coordination

* EPC: Engineering Procurement and Construction

Turnkey construction contracting on a variety of projects (power generation, fuel, environmental, energy chemicals, industrial plants, etc.)

Signed Contracts (Units: billions of yen, actual numbers other than FY2004)



2,000
1,000
0
1,480
650
1,050
Others
US
EUROPE/ MIDDLE EAST/ AFRICA
ASIA / PACIFIC
FY2002
FY2003
FY2004 (Pros.)

	FY2002	FY2003	FY2004 (Pros.)
Plant & Ship Division	1,110	500	660
Utility & Infrastructure Division	370	150	390

7. Project Solution Service – Development & Construction Business

Marubeni CORPORATION

In Japan



- Major condominium developer in Japan
  - ✓ Steady annual supply in the range of 2,500 units/yr – FY2003: 14th in Japan (12th in the Tokyo Metropolitan Area, 12th in the Kinki Region)
  - ✓ Established *FAMILLE* brand condominiums; supplied approximately 69,000 units since 1963
  - ✓ Company plans to supply specialized units through its *Grand-Suite* brand, taking over *FAMILLE* brand.
- 9th Largest Condominium Management Company in Japan (Benny Estate Service ← Marubeni holds 80% stake)
  - ✓ Approximately 106,000 units managed (as of March 2004) to ensure through after-sales quality.
- Broadband ISP for condominiums (Tsunagu Network Communications ← Marubeni holds 60% stake, Mitsubishi Estate 20%, Tokyo Tatemono 20%)
  - ✓ 74,300 units have signed contracts (as of October 1, 2004)

Marubeni GRAND-SUITE

In China



- One of the first Japanese real-estate developers in China
  - ✓ Beginning in 1985, the Company has started rental housing business for expatriates based in Shanghai. Business expanded into Dalian, as well.
  - ✓ In 1998, the Company began sales of condominiums/houses to Chinese citizens in Shanghai.
  - ✓ The Company has sold approximately 2,600 units (townhouses: approx. 900 units, condominiums: approx. 1,700 units). Approx. 220 units of detached houses are scheduled to be sold in 2004.

8. Business Incubation
- New Market / New Technology Applications Field



Discover Business Seeds ⇒ Provision of Solutions
Venture Companies
Regenerating Technology Field
Processing of active lymph cells (Lymphotec)
Alveolar bone (OsteoGenesis)
Spinal injury (GBS)
Skin regeneration (BCS)
Neural regeneration (US・SanBio)
Drug delivery system (Nanocarrier)
Ultra light weight portable liquid oxygen (US・PENOX)
Compounds for eye disease (US・Acucela)
Polymer for drug-eluting stents (US・MediVas)
Home Dialysis System (US・NxStage)
Analysis of medical data (Japan Medical Data Center)
Handrail Built-in Counter (Showakasei)
Large capacity of holographic data (Optware)
Deep draw technology (SPC)
Direct Investment
Market Study
Cross-industrial alliance
Sales support
Management support
Supporting expansion of business overseas
Capital Gain
Dividends
Patent rights
Exclusive sales rights
Fee for providing solutions
MARUBENI
Business establishment
Market study
Introduction of partner companies
Support of sales and logistics
Capital Gain
Dividends
Joint Venture
Capsule endoscope (Given Imaging)
Hands On support
Establish company
Organize management
Promote sales
Fee for providing solutions
Consulting fee
Technology licensing of Universities & Institutions in Japan and overseas
・Research to discover a treatment for anti-neurodegenerative drugs, such as Alzheimer
・Technology licensing of a research done in Japanese universities.
・Working with TEKES (The National Technology Agency of Finland) and SITRA (The Finnish National Fund for Research & Development) to support Finnish high-tech companies to make a successful entry to the Japanese market
Investments
Deal-Flow
Screening Assessment of Deal-Flow by Consultants
Venture Fund
Biotech & Healthcare Venture Fund, Nanotechnology Fund (Critical Technology Fund)

Agenda

1. Management Initiatives

Marubeni CORPORATION

Business Strategy

Marubeni practices sound and strong operation through implementation of a diversified business model strategy. Each of our model is based upon risk-return and cash flow management

Measures

Clarification of Management Strategy by Business Model
- ✓ Commodity Trade
- ✓ Project Solution Service
- ✓ Business Incubation

Portfolio Management
- ✓ Adoption of Portfolio Unit System (Segmented Managerial Units)
- ✓ Strategic Classification of Portfolio Unit (Prioritized allocation of management resources)

Reinforcement of Risk Management

Cash Flow Conscious Management

Strengthening of Corporate Compliance Structure

Customer-oriented

Advanced and Combined Functions

Value Creation

Challenge the Future

Management Tasks

Improvement in Financial Structures
- ✓ Enlargement of Shareholders' Equity
- ✓ Reductions in Net Interest-bearing Debt

Strengthening of Profit Bases

2. Portfolio Management

(1) Clarification of Management Benchmarks

Establish PATRAC (Profit After Tax less Risk Asset Cost) as the most important managerial guideline to pursue optimal risk-return management.

PATRAC

PATRAC= Net Income - Risk Assets x 8%

Benchmark: PATRAC > 0

- During the "V" Plan (FY2003 – FY2005), Risk Asset Cost (Equity cost) is taken to be 8%

Net Income − Required Equity × Equity Cost

(Required Equity × Equity Cost = **Required Return**)

Net Income − Risk Assets × Risk Asset Cost (=8%)

- ◆ PATRAC judges net contribution (positive or negative) toward Net Income, incorporating the concept of Equity Cost.
- ◆ Calculate PATRAC, assuming that Marubeni's Required Equity equals Risk Assets (set at maximum conceivable loss) and Equity Cost equals Risk Asset Cost (8%).
- ◆ Adopt PATRAC as evaluation criteria for portfolio units and consolidated subsidiaries.
- ◆ Use 10% as benchmark for future Risk Asset Cost (=Equity Cost)

Risk-Return

$$\text{Risk-Return (\%)} = \frac{\text{Net Income}}{\text{Risk Assets}}$$

$$\text{Risk-Return} = \frac{\text{Net Income}}{\text{Net Sales}} \times \frac{\text{Net Sales}}{\text{Total Assets}} \times \frac{\text{Total Assets}}{\text{Risk Assets}}$$

(Net Income / Net Sales × Net Sales / Total Assets = ROA)

Risk-Return Improvement Measures: Improvement in Profit Margins; Increase in Sales-to-assets Ratio; Replacement to Superior Assets

3. Financial Targets

(Billions of yen)	FY2005 Targets
Net Interest-bearing Debt	2,000
Shareholders' Equity	400～500 (Note 1)
Risk Assets	580
Net Income	50
Core Earnings (Note 2)	140
Risk-return (Note 3)	8.6%
Net D/E Ratio	4.0～5.0 times

(Note 1) Including capital enhancement

(Note 2) Core earnings = Operating Profit (excluding Provision for Doubtful Accounts) + Equity in Earnings (loss) + Dividends

(Note 3) Risk-return $= \frac{\text{Net Income}}{\text{Risk Assets}}$

4. Priority Fields and Priority Markets

<Priority Fields>

Adoption of strategy to dedicate managerial resources of capital and human resources to priority fields.

- Food Distribution
- Natural Resource Development
- Pulp & Paper
- Leading-edge Technology
- Electronics-related Materials
- Overseas Independent Power Producer

<Priority Markets>

Asia, especially China

While the domestic market remains key, Marubeni ranks Asia, especially China, as an important area, in terms of production bases and consumer markets. Marubeni will use its expertise to expand proven business models in those markets.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS. THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

Interim Financial Results for FY2004

Contents

I. Consolidated Financial Results for 1st Half FY2004

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

I. Consolidated Financial Results for 1st Half FY2004

Marubeni Corporation

1. Consolidated Statements of Income

	Millions of yen			
	Six months ended **September 30**			
	2004	2003	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **1,459,747**	¥ 1,285,487	¥ 174,260	13.6 %
Commissions on services and trading margins	**76,011**	72,437	3,574	4.9 %
Total	**1,535,758**	1,357,924	177,834	13.1 %
Cost of revenues from trading and other activities	**- 1,324,399**	- 1,159,374	- 165,025	14.2 %
Gross trading profit	**211,359**	198,550	12,809	6.5 %
Expenses and other:				
Selling, general and administrative expenses	**- 167,909**	- 161,041	- 6,868	4.3 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**- 1,453**	-	- 1,453	-
Provision for doubtful accounts	**- 2,471**	1,450	- 3,921	-
Interest income	**9,187**	11,003	- 1,816	- 16.5 %
Interest expense	**- 21,751**	- 21,843	92	- 0.4 %
Dividends received	**4,917**	4,379	538	12.3 %
Impairment loss on investment securities	**- 2,645**	- 7,908	5,263	- 66.6 %
Gain (loss) on sales of investment securities	**11,465**	9,725	1,740	17.9 %
Gain (loss) on property and equipment	**- 2,667**	- 530	- 2,137	403.2 %
Other – net	**- 6,529**	- 4,326	- 2,203	50.9 %
Total	**- 179,856**	- 169,091	- 10,765	6.4 %
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**31,503**	29,459	2,044	6.9 %
Provision for income taxes	**- 18,293**	- 15,564	- 2,729	17.5 %
Income (loss) before equity in earnings (losses) of affiliated companies	**13,210**	13,895	- 685	- 4.9 %
Minority interests in consolidated subsidiaries	**- 1,538**	- 1,082	- 456	42.1 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**12,487**	6,890	5,597	81.2 %
Net income (loss)	¥ **24,159**	¥ 19,703	¥ 4,456	22.6 %
Basic earnings per share *(yen)*	¥ **16.18**	¥ 13.19	¥ 2.99	22.7 %
Diluted earnings per share *(yen)*	**13.06**	12.32	0.74	6.0 %
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 3,742,718**	¥ 3,825,357	¥ - 82,639	- 2.2 %
Operating profit (Based on Japanese accounting practice)	**39,526**	38,959	567	1.5 %

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) From this term, items in the financial statements are presented in accordance with US accounting customs and practice. Minority interests in consolidated subsidiaries, which was contained in Other-net, has been independently presented below Equity in earnings of affiliated companies-net (after income tax effects) since FY2003. Certain reclassifications have been made in the financial statements for the 1st Half FY2003 in order to conform to the presentation for the 1st Half FY2004 financial statements.

(Note 3) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of 14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions: 1st Half FY2004	Total volume of trading transactions: Variance year-on-year	Gross trading profit: 1st Half FY2004	Gross trading profit: Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	483.5	102.3	36.3	10.4	Increase mainly in feed grain and distribution
Textile	174.3	2.3	12.3	0.3	Improvement both in raw materials and finished products
Forest Products & General Merchandise	394.6	13.0	22.5	3.4	Increase in paper related companies, improvement of profitability of woodchip business, and increase in plywood transactions
Chemicals	317.6	38.8	14.5	0.8	Increase in basic chemicals as well as in affiliated companies
Energy	813.4	- 195.5	19.9	4.3	Increase in petroleum related transactions and the rights in natural resources fields
Metals & Mineral Resources	300.7	57.7	7.4	1.3	Increase in sales due to rise in price of coal/ non-ferrous metals
Transportation & Industrial Machinery	368.7	24.7	27.9	- 1.2	Decrease due to a decline mainly in the transactions of automotive and construction machinery field
Utility & Infrastructure	127.8	- 6.7	10.1	3.7	Increase in Taiwan express railways and Sithe
Plant & Ship	202.3	- 81.6	5.9	0.6	Increase due to newly included subsidiaries of affiliates, a decline in energy and chemical plant and ship related transactions
Development & Construction	58.4	- 9.3	10.8	- 0.1	Decrease due to a drop in domestic transactions, and an increase in overseas housing projects
Finance & Logistics Business	10.6	1.3	3.0	0.5	Increase in fund related profits
Telecom & Information	84.6	3.3	11.6	0.9	Increase in content sales and communication operating business
Domestic Branches and Offices	67.7	- 7.6	2.0	- 0.1	Transitions remaining the same as the same period of the previous year
Overseas Corporate Subsidiaries	579.6	3.7	38.7	- 2.4	Effects of fluctuations in exchange rates
Corporate & elimination, etc.	- 241.0	- 29.2	- 11.5	- 9.5	
Consolidated	3,742.7	- 82.6	211.4	12.8	

(billions of yen)	1st Half FY2004	1st Half FY2003	Variance
Revenue	1,535.8	1,357.9	177.8

2. Expenses:

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 167.9	- 161.0	- 6.9	
(Personnel expenses)	(- 80.4)	(- 78.9)	(- 1.5)	
(Transportation expenses)	(- 6.9)	(- 6.1)	(- 0.8)	
(Service commisions)	(- 10.7)	(- 6.4)	(- 4.3)	
(Depreciation expenses)	(- 11.0)	(- 10.6)	(- 0.4)	
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	- 1.5	—	(- 1.5)	
Provision for doubtful accounts	- 2.5	1.5	- 3.9	Parent -4.9 (NATIONAL STEEL -1.2 (reversal) posted previous year)
Total	- 171.8	- 159.6	- 12.2	

3. Financial Expenses:

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	(Main reasons for increase/ decrease)
Interest income	9.2	11.0	- 1.8	Decrease in assets
Interest expense	- 21.8	- 21.8	0.1	
(Interest - net)	(- 12.6)	(- 10.8)	(- 1.7)	**(Breakdown of dividends)**
Dividends	4.9	4.4	0.5	Parent: 2.6, Overseas subsidiaries: 2.0
Total	- 7.6	- 6.5	- 1.2	

4. Gain (loss) on investment securities:

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	<Main reasons for increase/ decrease of Gain/loss on investment securities (Variance from same period of the previous year)>
Gain (loss) on sales of investment securities	11.5	9.7	1.7	Profit on sale of listed stock 3.3 (-2.1), profit on sale of unlisted stock 4.2 (+4.1), Subsidiaries 3.7 (-0.6)
Impairment losses on investment securities	- 2.6	- 7.9	5.3	Sithe related impairment losses from previous year -6.0
Total	8.8	1.8	7.0	

5. Gain (loss) on property and equipment:

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	(Main reasons for increase/ decrease)
Gain on sales of property and equipment	1.5	0.6	0.9	Parent: 0.8, Subsidiaries: 0.7
Loss on sales of property and equipment/ devaluation losses	- 4.2	- 1.1	- 3.1	Parent: -1.6, Subsidiaries: -2.6
Total	- 2.7	- 0.5	- 2.1	

6. Other-net

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	(Main reasons for increase/ decrease)
Gain (loss) on foreign exchange	2.2	- 0.4	2.6	
Loss on affiliated companies	- 0.6	- 2.0	1.4	Agri-marine products related subsiaries (posted previous year) +1.2
Other	- 8.1	- 1.9	- 6.2	
Total	- 6.5	- 4.3	- 2.2	

7. Equity in earnings (losses) of affiliated companies (after income tax effects)

(billions of yen)	1st Half FY2004	1st Half FY2003	Variance
Marubeni-Itochu Steel Inc.	5.0	1.7	3.3
Uni-Mar Enerji	1.8	2.2	- 0.3
P.T.CHANDRA ASRI	1.3	- 3.2	4.5
Daishowa-Marubeni	- 0.0	1.6	- 1.7
Sumatra Pulp	- 0.2	- 0.5	0.2
P.T. TANJUNG ENIM LESTARI PULP	- 0.4	- 0.9	0.5
Other	5.0	6.0	- 1.0
Total	12.5	6.9	5.6

Marubeni Corporation

2. Consolidated Balance Sheets

	Millions of yen		
	September 30 2004	March 31 2004	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 298,238**	¥ 485,484	**-187,246**
Investment securities	**8,165**	9,445	**- 1,280**
Notes and accounts receivable - trade:			
Notes receivable	**101,627**	98,227	**3,400**
Accounts receivable	**786,003**	764,545	**21,458**
Due from affiliated companies	**86,940**	106,391	**- 19,451**
Allowance for doubtful accounts	**- 30,057**	- 26,949	**- 3,108**
Inventories	**396,918**	398,617	**- 1,699**
Advance payments to suppliers	**78,772**	85,490	**- 6,718**
Deferred income taxes	**38,169**	32,862	**5,307**
Prepaid expenses and other current assets	**151,129**	125,852	**25,277**
Total current assets	**1,915,904**	2,079,964	**- 164,060**
Investments and long-term receivables:			
Affiliated companies	**352,373**	337,451	**14,922**
Securities and other investments	**487,778**	485,865	**1,913**
Notes, loans and accounts receivable - trade	**311,987**	300,049	**11,938**
Allowance for doubtful accounts	**- 93,560**	- 93,865	**305**
Property leased to others, at cost, less accumulated depreciation	**257,761**	256,370	**1,391**
Total investments and long-term receivables	**1,316,339**	1,285,870	**30,469**
Net property and equipment	**490,399**	499,514	**- 9,115**
Prepaid pension cost	**86,801**	105,797	**- 18,996**
Deferred income taxes	**101,284**	118,274	**- 16,990**
Intangible fixed assets	**37,567**	35,477	**2,090**
Goodwill	**27,935**	28,793	**- 858**
Other assets	**96,803**	100,505	**- 3,702**
Total assets	**¥4,073,032**	¥4,254,194	**¥ - 181,162**

*These financial statements are based on US GAAP.

1. Major Increase/Decrease

Assets

	Billions of yen		
	Sept. 04	**Variance from March 04**	
Cash and cash equivalents, and time deposits	298.2	- 187.2	Decrease in *Parent and M. America Corp.*
Accounts receivable	786.0	+ 21.5	Increase mainly in *M. America Corporation.*
Due from affiliated companies	86.9	- 19.5	Decrease in short-term loans receivable and accounts receivable.
Advance payments to suppliers	78.8	- 6.7	Decrease mainly in *M. America Corp.*
Other current assets	151.1	+ 25.3	Increase mainly in *M. America Corp.*
Investments and long-term receivables from affiliated companies	352.4	+ 14.9	Increase due to equity in earnings of affiliated companies.
Notes, loans and accounts receivable - trade	312.0	+ 11.9	Increase mainly due to consolidation of a shipping related subsidiary.
Net property and equipment	490.4	- 9.1	Decrease due to sales of subsidiaries.
Prepaid pension cost	86.8	- 19.0	Decrease mainly due to refund of trust.
Deferred income taxes (Assets) (Current/Fixed)	139.5	- 11.7	
Deferred income taxes (Liabilities) (Current/Fixed)	21.8	- 4.3	
Deferred income taxes-net	117.6	- 7.4	

Marubeni Corporation

2. Consolidated Balance Sheets (continued)

	Millions of yen		
	September 30 2004	March 31 2004	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 403,902**	¥ 474,735	**¥ - 70,833**
Current portion of long-term debt	**223,526**	328,816	**- 105,290**
Notes and accounts payable-trade			
Notes and acceptances payable	**187,622**	204,574	**- 16,952**
Accounts payable	**650,299**	629,279	**21,020**
Due to affiliated companies	**48,851**	44,228	**4,623**
Advance payments received from customers	**75,003**	76,684	**- 1,681**
Income taxes	**12,872**	13,262	**- 390**
Deferred income taxes	**4,021**	2,535	**1,486**
Accrued expenses and other current liabilities	**175,277**	190,705	**- 15,428**
Total current liabilities	**1,781,373**	1,964,818	**- 183,445**
Long-term debt, less current portion	**1,817,435**	1,822,473	**- 5,038**
Employees' retirement benefits	**8,729**	8,786	**- 57**
Deferred income taxes	**17,785**	23,536	**- 5,751**
Minority interests in consolidated subsidiaries	**40,301**	41,599	**- 1,298**
Shareholders' equity:			
Paid-in capital	**231,789**	231,789	**-**
Additional paid-in capital	**125,433**	125,430	**3**
Retained earnings (losses)	**114,107**	94,870	**19,237**
Accumulated other comprehensive loss	**- 63,820**	- 59,025	**- 4,795**
Cost of common stock in treasury	**- 100**	- 82	**- 18**
Total shareholders' equity	**407,409**	392,982	**14,427**
Total liabilities and shareholders' equity	**4,073,032**	4,254,194	**¥ - 181,162**

(millions of yen)			
***Cash and cash equivalents:**	**¥ 292,153**	¥ 478,731	**¥ - 186,578**
***Accumulated other comprehensive loss:**			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 27,550**	¥ 34,927	**¥ - 7,377**
Currency translation adjustments, net of reclassification	**- 85,860**	- 87,927	**2,067**
Minimum pension liability adjustment	**- 612**	- 612	**-**
Net unrealized losses on derivatives	**- 4,898**	- 5,413	**515**

* As a result of the adoption of EITF04-2, mining rights excluding petroleum and gas, have been reclassified from Intangible fixed assets to Net property and equipment from this term. Accordingly, the figures for March 31, 2004 have been rearranged. The effects are 14,864 million yen and 14,529 million yen for September 30 and March 31, 2004, respectively.

1. Major Increase/Decrease (cont.)

Liabilities

	Billions of yen		
	Sept. 04	Variance from March 04	
Short-term loans	403.9	-70.8	Decrease mainly in Agri-marine products
Current portion of long-term debt	223.5	-105.3	Decrease mainly in Parent
Long-term interest-bearing debt, less current portion	1,648.9	-2.4	Decrease mainly in Parent and financial subsidiaries
Short & long-term loans, debentures	2,276.3	-178.5	Effects of FASB133 +18.7 (Variance from Mar. 2004 -2.6)
Net interest-bearing debt	1,978.0	8.7	Net interest-bearing debt excluding effects of FASB133 1,959.3 (Variance from Mar. 2004 +11.3)
Notes payable	187.6	-17.0	Decrease mainly in Parent
Accounts payable	650.3	21.0	Increase mainly in M. America Corp.
Other current liabilities	175.3	-15.4	Decrease mainly in M. America Corp.

Shareholders' equity

	Billions of yen		
	Sept. 04	Variance from March 04	
Total shareholders' equity	407.4	+ 14.4	Retained earnings +19.2 (Net income +24.2, Dividend paid -4.9), Currency translation adjustments +2.1, Net unrealized gains (losses) on investment securities -7.4, Net unrealized losses on derivatives +0.5

2. Financial Position

	Sept. 04	March 04
Ratio of net worth to total assets	10.00%	9.20%
Current ratio	107.6%	105.9%
D/E ratio ※	4.86 times	5.01 times

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	1st Half FY2004	1st Half FY2003
ROA	0.58%	0.46%
ROE	6.04%	6.98%

Marubeni Corporation

3. Consolidated Statements of Cash Flows

	Millions of yen	
	Six Months ended Sept. 30, 2004	
Operating activities		
Net income (loss)	¥ 24,159	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	23,624	
Changes in operating assets and liabilities:	- 12,954	34.8 billion yen of cash inflow provided by operating activities, mainly due to steady performance of commodity related businesses.
Net cash provided by operating activities	**34,829**	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	31,234	Cash inflow from purchase and sales of stock held by the Parent
Purchases of securities and other investments	- 37,853	
Proceeds from sales of property and equipment and property leased to others	8,344	Cash outflow due to purchase of leased assets and increase in aluminium project by overseas corporate subsidiaries, etc.
Purchases of property and equipment and property leased to others	- 26,375	
Collection of loans receivable	33,703	Collection of overseas receivables held by the Parent
Loans made to customers	- 21,186	
Other	12,060	
Net cash provided (used) by investing activities	**- 73**	
Free Cash Flows	**34,756**	
Financing activities		
Net decrease (increase) in short-term loans	- 80,330	Cash reserves and free cash flow appropriated to repayments (216.4 billion yen)
Proceeds from long-term debt	135,769	
Payments of long-term debt	- 271,825	
Cash dividend	- 4,922	
(Purchase) sale of treasury stock	- 15	
Other	- 1,293	
Net cash used (provided) in financing activities	**- 222,616**	
Effect of exchange rate changes on cash and cash equivalents	1,282	
Net increase (decrease) in cash and cash equivalents	- 186,578	
Cash and cash equivalents at beginning of period	478,731	
Cash and cash equivalents at end of period	292,153	

These financial statements are based on US GAAP.

Marubeni Corporation
4. Consolidated Companies

1. Number of consolidated companies

		September 30 2004	Established Bought	Control Influence	Liquidated Divestiture	March 31 2004	Variance
Subsidiaries	Domestic	127	7	0	-4	124	+3
	Overseas	233	13	0	-4	224	+9
	Total	360	20	0	-8	348	+12
Affiliated companies	Domestic	51	0	0	-1	52	-1
	Overseas	112	13	0	-3	102	+10
	Total	163	13	0	-4	154	+9
	Domestic	178	7	0	-5	176	+2
	Overseas	345	26	0	-7	326	+19
	Total	523	33	0	-12	502	+21

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
com Partners Co., Ltd.	Yen	200 mil	71.46%	Sales support and telemarketing for mobile phones.
Fuel Cell Japan, Co., Ltd.	Yen	100 mil	100.00%	Operation and maintenance of fused carbonate fuel cell.
Misaki Wind Power Company	Yen	10 mil	70.00%	Wind power generation
Sithe Energies Australia Pty. Ltd.	AU$	26.087 mil	100.00%	Holding company of overseas IPP.
Tratamiento de Agua de Puebla	N$	152.771mil	48.03%	Construction, operation, and management of sewage treatment facility and sewer pipes
MARUBENI CHEMICALS (Shanghai)	RMB	16.6 mil	100.00%	Sales company of basic chemicals

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Daily Queen Japan Co., Ltd.	In liquidation	100.00%	Fastfood franchisor
M. TELEMARKETING CORPORATION	In liquidation	100.00%	Telemarketing business
D.M. Gas Station	Sold	100.00%	Fuel supplier
MIECO TERMINAL AND MARKETING Inc	Sold	100.00%	Petroleum supplier
MACSOL	Merged	100.00%	Production, export and sales of freeze-dried instant coffee

4. Increase/Decrease of Consolidated Companies Surplus/Deficit

1st Half FY2004 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	88	8.5	39	-12.1	127	-3.5
	(ratio)	69%		31%			
	Overseas	172	25.1	61	-9.9	233	15.2
	(ratio)	74%		26%			
	Total	260	33.7	100	-22	360	11.7
	(ratio)	72%		28%			
Affiliated companies	Domestic	34	4.9	17	-0.4	51	4.4
	(ratio)	67%		33%			
	Overseas	86	9.2	26	-1.2	112	8
	(ratio)	77%		23%			
	Total	120	14.1	43	-1.6	163	12.5
	(ratio)	74%		26%			
Total	Domestic	122	13.4	56	-12.5	178	9
	(ratio)	69%		32%			
	Overseas	258	34.4	87	-11.1	345	23.3
	(ratio)	75%		25%			
	Total	380	47.8	143	-23.6	523	24.2
	(ratio)	73%		27%			

1st Half FY2003 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	86	6.2	34	-8.6	120	-2.4
	(ratio)	72%		28%			
	Overseas	160	18.3	50	-7.8	210	10.4
	(ratio)	76%		24%			
	Total	246	24.5	84	-16.4	330	8.0
	(ratio)	75%		26%			
Affiliated companies	Domestic	38	3.2	15	-1.6	53	1.6
	(ratio)	72%		28%			
	Overseas	77	9.2	24	-3.9	101	5.3
	(ratio)	76%		24%			
	Total	115	12.3	39	-5.4	154	6.9
	(ratio)	75%		25%			
Total	Domestic	124	9.4	49	-10.2	173	-0.8
	(ratio)	72%		28%			
	Overseas	237	27.4	74	-11.7	311	15.7
	(ratio)	76%		24%			
	Total	361	36.8	123	-21.9	484	14.9
	(ratio)	75%		25%			

Transition of number of profit-making/loss-making consolidated companies

	1st Half FY2001	1st Half FY2002	1st Half FY2003	1st Half FY2004	FY2001	FY2002	FY2003
Profit-making companies	403 69%	385 77%	361 75%	380 73%	391 76%	375 78%	390 78%
Loss-making companies	180 31%	115 23%	123 25%	143 27%	124 24%	109 23%	112 22%
Total	583	500	484	523	515	484	502

5. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance from September, 2003)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	92.8	-11.5	+81.3
Gross trading profit	14.4	-2.1	+12.3
SGA expenses (excluding doubtful accounts)	-7.3	2.6	-4.7
Operating profit	7.1	0.5	+7.6
Interest expense-net	-1.8	0.1	-1.7
Dividends	0.0	0.0	+0.0

<Major influences of newly included companies>

(billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses (excluding doubtful accounts)	Operating profit	Interest expense-net	Dividends
Nacx Nakamura Corp. (Agri-marine products)	48.8	6.6	-5.8	0.8	-0.1	0.0
Sithe Asia Holdings (Utility & Infrastructure)	13.0	2.2	-0.3	1.9	-0.9	0.0
San Roque Power (Utility & Infrastructure)	5.8	2.6	0.0	2.6	-0.6	0.0
M. Plax China (Chemicals)	6.9	0.1	-0.1	0.0	0.0	0.0
Royal Maritime (Plant & Ship)	6.6	1.8	0.0	1.8	0.0	0.0
M.Textile Asia Shanghai (Textile)	6.0	0.1	-0.1	0.0	0.0	0.0
Sithe Energy Australia (Utility & Infrastructure)	1.3	0.4	-0.3	0.1	-0.2	0.0
Others	4.3	0.6	-0.8	-0.1	-0.0	0.0
Total	92.8	14.4	-7.3	7.1	-1.8	0.0

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Mitchell Distributor		-4.2	-0.7	0.8	0.1	0.0	0.0
(Transportation &	This term	-	-	-	-	-	-
Industrial machinery)	Previous term	4.2	0.7	-0.8	-0.1	0.0	0.0
Bi-Country Saturn LLC		-3.5	-0.6	0.5	-0.1	0.0	0.0
(Transportation &	This term	-	-	-	-	-	-
Industrial machinery)	Previous term	3.5	0.6	-0.5	0.1	0.0	0.0
CyberLogistics Corporation		-1.4	-0.3	0.3	0.0	0.0	0.0
(Transportation &	This term	0.0	0.0	0.0	0.0	0.0	0.0
Industrial machinery)	Previous term	1.4	0.3	-0.3	0.0	0.0	0.0
Nissan Adria		-0.9	-0.2	0.2	0.0	0.0	0.0
(Transportation &	This term	-	-	-	-	-	-
Industrial machinery)	Previous term	0.9	0.2	-0.2	0.0	0.0	0.0
Media Vision Inc.		-0.7	-0.2	0.2	0.1	0.0	0.0
(Transportation &	This term	-	-	-	-	-	-
Industrial machinery)	Previous term	0.7	0.2	-0.2	-0.1	0.0	0.0
Metro Access		-0.3	0.1	0.3	0.4	0.0	0.0
(Telecom & Information)	This term	-	-	-	-	-	-
	Previous term	0.3	-0.1	-0.3	-0.4	0.0	0.0
Others		-0.5	-0.2	0.3	0.0	0.1	0.0
	This term	0.0	0.0	0.0	0.0	0.0	0.0
	Previous term	0.5	0.2	-0.3	0.0	-0.1	0.0
Total		-11.5	-2.1	2.6	0.5	0.1	0.0
	This term	0.0	0.0	0.0	0.0	0.0	0.0
	Previous term	11.5	2.1	-2.6	-0.5	-0.1	0.0

Marubeni Corporation
5. Segment Information

(1)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Operating Segment

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	Major factors
Agri-marine products	483.5	381.2	102.3	Increase mainly in feed grain and distribution
Textile	174.3	172.1	2.3	Increase mainly due to rise in offshore transactions of raw materials and domestic transactions of finished products
Forest products & general merchandise	394.6	381.6	13.0	Increase in plywood and woodchip related transactions
Chemicals	317.6	278.7	38.8	Increase in basic chemicals
Energy	813.4	1,008.9	-195.5	Decrease due to reduction of petroleum related transactions
Metals & mineral resources	300.7	243.0	57.7	Increase due to a rise in price of coal/ non-ferrous metals
Transportation & industrial machinery	368.7	344.0	24.7	Increase due to rise in aircraft-related transactions
Utility & infrastructure	127.8	134.5	-6.7	Decrease resulting from the completion of water pipe projects for the Middle East and electric power generation projects for Southeast Asia
Plant & ship	202.3	283.8	-81.6	Decrease following a decline in business involving energy and chemical plant and ships
Development & construction	58.4	67.7	-9.3	Decrease due to a drop in domestic transactions as well as business transfers of domestic constuction operations
Finance & logistics business	10.6	9.3	1.3	Increase in funds and logistics
Telecom & information	84.6	81.2	3.3	Increase in communication operating business
Domestic branches and offices	67.7	75.3	-7.6	Decrease due to decline in machinery-related transactions
Overseas corporate subsidiaries and branches	579.6	575.9	3.7	Increase in food product, automotive, construction machinery, and agricultural chemical operations in the U.S.
Corporate and elimination, etc.	-241.0	-211.8	-29.2	
Consolidated	3,742.7	3,825.4	-82.6	

(1)-2 Major Reasons for Increase and Decrease for Gross Trading Profit by Operating Segment

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	Major factors
Agri-marine products	36.3	25.9	10.4	Increase in revenue due to increase stated above
Textile	12.3	11.9	0.3	Increase in revenue due to increase stated above
Forest products & general merchandise	22.5	19.1	3.4	Increase in revenue due to increase stated above, along with increased profits for paper related companies and improvements in woodchip profitability
Chemicals	14.5	13.7	0.8	Increase in basic chemicals and agricultural chemical related business
Energy	19.9	15.6	4.3	Increase in profits from petroleum related transactions and interests
Metals & mineral resources	7.4	6.1	1.3	Increase in revenue due to increase stated above
Transportation & industrial machinery	27.9	29.1	-1.2	Decrease in automotive and construction machinery field
Utility & infrastructure	10.1	6.4	3.7	Increase in electric power generating operations and Taiwan express railways
Plant & ship	5.9	5.3	0.6	Although there was a decline in revenue due to a decrease stated above, increase due to newly consolidated subsidiaries in the ship-related business
Development & construction	10.8	11.0	-0.1	A decline in revenue due to a decrease stated above, an increase in overseas housing projects notwithstanding
Finance & logistics business	3.0	2.5	0.5	Increase in funds
Telecom & information	11.6	10.7	0.9	Increase in content sales and communication operating business
Domestic branches and offices	2.0	2.1	-0.1	
Overseas corporate subsidiaries and branches	38.7	41.1	-2.4	Decrease mainly due to effects of fluctuations in exchange rates
Corporate and elimination, etc.	-11.5	-2.0	-9.5	
Consolidated	211.4	198.6	12.8	

(1)-3 Operating Profit (Excluding Restructuring Costs) by Operating Segment

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance
Agri-Marine Products	5.2	4.2	1.0
Textile	2.3	2.4	-0.1
Forest Products & General Merchandise	6.8	3.6	3.2
Chemicals	4.1	3.6	0.5
Energy	10.5	6.2	4.3
Metals & Mineral Resources	3.1	1.7	1.4
Transportation & Industrial Machinery	4.0	3.8	0.2
Utility & Infrastructure	1.9	-1.5	3.4
Plant & Ship	1.0	-0.3	1.3
Development & Construction	2.5	1.4	1.1
Finance & Logisticss Business	-0.3	-0.7	0.4
Telecom & Information	-2.2	-3.4	1.2
Domestic branches and offices	0.1	0.1	0.0
Overseas corporate subsidiaries and branches	9.4	10.1	-0.7
Corporate and elimination, etc.	-4.9	6.3	-11.2
Consolidated	43.5	37.5	5.9

(1)-4 Net Profit by Operating Segment

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	Major Factors
Agri-Marine Products	1.4	3.6	-2.2	Decrease due to posting of extraordinary losses from subsidiaries in marine products
Textile	1.0	1.2	-0.2	
Forest Products & General Merchandise	4.2	3.1	1.1	Increase in profits for paper related companies, improvements in woodchip profitability, and increase in plywood transactions
Chemicals	3.5	3.1	0.4	
Energy	7.2	4.6	2.6	Increase in profits from petroleum related transactions and interests
Metals & Mineral Resources	4.1	2.3	1.8	Increase in equity income of copper smelter affiliated company due to rise in price of copper
Transportation & Industrial Machinery	-1.1	1.3	-2.4	Liquidation and disposal losses related to associated firms, and decrease from posting of losses of medical business related company
Utility & Infrastructure	4.5	3.2	1.3	Increase in revenue due to increase in gross trading profit, an increase in interest notwithstanding
Plant & Ship	0.7	-3.0	3.8	Increase in equity in earnings of operations in Indonesia
Development & Construction	-2.7	-2.1	-0.6	Due to increase of extraordinary losses
Finance & Logisticss Business	1.6	1.3	0.3	
Telecom & Information	-3.0	-4.7	1.7	Increase in profit of sales of stocks
Domestic branches and offices	-0.3	0.2	-0.5	
Overseas corporate subsidiaries and branches	4.7	5.9	-1.2	
Corporate and elimination, etc.	-1.6	-0.2	-1.3	
Consolidated	24.2	19.7	4.5	

(1)-5 Total Assets by Operating Segment

(billions of yen)

	September 2004	March 2004	Variance	Major factors
Agri-Marine Products	394.8	417.7	-22.9	Decrease mainly in current assets in marine and oil products
Textile	129.7	127.0	2.7	
Forest Products & General Merchandise	324.3	315.7	8.5	
Chemicals	171.3	147.1	24.2	Increase mainly in current assets of group companies
Energy	299.7	319.6	-19.9	Increase due to newly acquired rights and interests, decrease due to petroleum related trade
Metals & Mineral Resources	189.2	180.3	9.0	
Transportation & Industrial Machinery	302.1	306.7	-4.6	
Utility & Infrastructure	414.4	409.2	5.2	
Plant & Ship	379.0	343.1	35.9	Increase due to a newly consolidated subsidiary, etc.
Development & Construction	332.6	330.5	2.1	
Finance & Logisticss Business	126.6	144.4	-17.9	Decrease due to redemption of invested assets
Telecom & Information	143.2	144.2	-1.0	
Domestic branches and offices	58.4	60.6	-2.2	
Overseas corporate subsidiaries and branches	443.8	439.0	4.7	
Corporate and elimination, etc.	364.0	569.0	-205.0	
Consolidated	4,073.0	4,254.2	-181.2	

(2)-1 Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		1st Half FY2004	1st Half FY2003	Variance	Major factors
Japan	Parent	2,252.0	2,429.9	-178.0	Decrease in Energy related business
	Subsidiaries	1,008.5	881.7	126.8	Increase in Agri-marime Products
	Total	3,260.5	3,311.7	-51.2	
North America	Overseas Corporate Subsidiaries/Branches	399.5	382.0	17.5	Increase in Marubeni America Corp.
	Other Subsidiaries	157.0	394.8	-237.8	Decrease in Energy related business
	Total	556.6	776.9	-220.3	
Europe	Overseas Corporate Subsidiaries/Branches	61.1	83.1	-22.0	Decrease in Marubeni Europe p.l.c.
	Other Subsidiaries	127.1	121.7	5.4	
	Total	188.3	204.9	-16.6	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	111.6	102.6	9.1	
	Other Subsidiaries	220.2	156.7	63.5	Increase in Energy, Utility & Infrastructure related business
	Total	331.8	259.2	72.6	
Others	Overseas Corporate Subsidiaries/Branches	3.3	3.0	0.3	
	Other Subsidiaries	436.4	410.1	26.3	Increase in Plant & Ship related business
	Total	439.7	413.1	26.6	
Elimination		-1,034.1	-1,140.4	106.3	
Consolidated Total		3,742.7	3,825.4	-82.6	

(2)-2 Operating Profit by Geographical Segment

(billions of yen)

		1st Half FY2004	1st Half FY2003	Variance	Major Factors
Japan	Parent	3.5	15.1	-11.6	Decrease due to Plant & Ship related business
	Subsidiaries	9.6	6.2	+3.4	Increase in Agri-marine Products, Forest products & General merchandise related businesses
	Total	13.0	21.2	-8.2	
North America	Overseas Corporate Subsidiaries/Branches	6.8	7.2	-0.4	
	Other Subsidiaries	0.8	-1.2	+2.0	Increase in Energy related businesses
	Total	7.5	6.0	+1.6	
Europe	Overseas Corporate Subsidiaries/Branches	0.6	0.8	-0.1	
	Other Subsidiaries	4.0	3.8	+0.2	
	Total	4.6	4.6	+0.0	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	0.9	0.6	+0.3	
	Other Subsidiaries	9.2	4.4	+4.8	Increase in Utility & Infrastructure related businesses
	Total	10.1	5.0	+5.1	
Others	Overseas Corporate Subsidiaries/Branches	0.2	0.1	+0.0	
	Other Subsidiaries	4.5	2.1	+2.3	Increase in Plant & Ship related business
	Total	4.6	2.3	+2.4	
Elimination		-0.4	-0.1	-0.3	
Consolidated Total		39.5	39.0	+0.6	

(2)-3 Total Assets by Geographical Segment

(billions of yen)

		Sep. 2004	March 2004	Variance	Major factors
Japan	Parent	1,196.6	1,231.6	-35.0	Decrease in Agri-marine products
	Subsidiaries	808.0	800.7	+7.3	Increase in Development and construction
	Total	2,004.6	2,032.3	-27.7	
North America	Overseas Corporate Subsidiaries/Branches	245.6	223.4	+22.3	Increase in Marubeni America Corporation
	Other Subsidiaries	91.3	103.9	-12.6	Decrease in Energy related businesses
	Total	336.9	327.3	+9.6	
Europe	Overseas Corporate Subsidiaries/Branches	52.1	55.7	-3.5	
	Other Subsidiaries	104.4	101.8	+2.6	
	Total	156.6	157.5	-0.9	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	43.4	40.5	+2.9	
	Other Subsidiaries	270.2	274.2	-4.1	
	Total	313.6	314.7	-1.1	
Others	Overseas Corporate Subsidiaries/Branches	2.7	2.6	+0.0	
	Other Subsidiaries	123.3	104.9	+18.5	Inrease in Plant & Ship related businesses
	Total	126.0	107.5	+18.5	
Elimination		-161.0	-144.9	-16.1	
Consolidated Total		2,776.7	2,794.3	-17.7	

Marubeni Corporation

6. Risk Exposure to Specific Countries

(as of September 30,2004)

1. Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments : Consolidated Basis)

(Billions of Yen)	Investments			Loans			Guarantees			Deferred Payments			Gross Risk Exposure			Net Risk Exposure		
	2004.9	2004.3	increase and decrease	2004.9	2004.3	increase and decrease	2004.9	2004.3	increase and decrease	2004.9	2004.3	increase and decrease	2004.9	2004.3	increase and decrease	2004.9	2004.3	increase and decrease
P.R. China	25.7	25.0	0.7	30.1	29.6	0.5	6.2	6.7	-0.5	3.4	3.5	-0.1	65.4	64.8	0.6	58.2	57.2	1.0
Hong Kong	0.6	0.4	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.4	0.2	0.6	0.4	0.2
S. Korea	1.8	1.9	-0.1	3.2	3.3	-0.1	0.0	0.1	-0.1	1.5	1.1	0.4	6.5	6.3	0.2	3.2	3.3	-0.1
Indonesia	34.7	32.8	1.9	132.1	128.0	4.1	16.2	19.5	-3.3	2.1	0.4	1.7	185.0	180.8	4.2	146.8	142.8	4.0
Philippines	20.6	18.0	2.6	25.3	28.1	-2.8	1.6	2.1	-0.5	0.1	0.1	0.0	47.6	48.4	-0.8	41.4	41.5	-0.1
Thailand	9.8	9.4	0.4	0.4	0.4	0.0	13.5	12.9	0.6	0.0	0.0	0.0	23.7	22.7	1.0	23.2	21.8	1.4
Malaysia	3.1	2.9	0.2	4.8	4.0	0.8	0.5	0.7	-0.2	0.1	0.3	-0.2	8.4	7.9	0.5	8.2	7.6	0.6
Pakistan	2.1	1.6	0.5	0.1	0.1	0.0	1.4	1.9	-0.5	0.2	0.2	0.0	3.7	3.8	-0.1	3.7	3.8	-0.1
India	9.9	10.0	-0.1	1.1	1.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	11.0	11.0	0.0	11.0	11.0	0.0
Turkey	5.4	2.9	2.5	1.8	2.4	-0.6	1.0	1.1	-0.1	1.1	1.0	0.1	9.2	7.4	1.8	8.4	6.9	1.5
Russia	3.0	3.0	0.0	0.0	0.0	0.0	7.4	5.2	2.2	0.0	0.0	0.0	10.5	8.2	2.3	10.5	8.2	2.3
Nigeria	0.0	0.0	0.0	17.3	17.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	17.3	17.2	0.1	5.3	5.1	0.2
Mexico	6.2	3.3	2.9	16.2	15.5	0.7	0.3	0.3	0.0	0.0	0.0	0.0	22.7	19.0	3.7	22.7	19.0	3.7
Brazil	6.7	6.3	0.4	13.1	14.6	-1.5	6.8	8.5	-1.7	2.1	2.5	-0.4	28.6	31.9	-3.3	21.5	23.2	-1.7
Argentina	1.0	0.9	0.1	2.0	2.0	0.0	0.0	0.0	0.0	1.0	1.0	0.0	3.9	3.8	0.1	3.1	3.0	0.1
15 Countries Total	130.6	118.4	12.2	247.5	246.2	1.3	54.9	59.0	-4.1	11.6	10.1	1.5	444.1	433.6	10.5	367.9	354.8	13.1

Remarks (Increase/Decrease from Last Fiscal Year)

Indonesia	Investment→ Increase of equity in earnings in Plant.
	Guarantee→Plant Repayment, Deffered Payment→Construction Machinery Export
Turkey	Investment→Equity in Earnings in IPP
Russia	Energy related business
Mexico	Investment→New investment in environmental infrastructure project
Brazil	Loan & Guarantee→Plant Repayment

(Note) The above figures are not including allowance for risk exposure for individual companies

Marubeni Corporation

7. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	September 2004	March 2004
Real Estate for Sale (Consolidated Basis)	105.5	106.9
Real Estate for Lease (Consolidated Basis)	120.6	125.5

8. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2003	October 2003	April 2004	October 2004	Variance from April 2004
Head Office	1,873	1,837	1,963	1,964	+1
Domestic Branches	153	156	144	142	- 2
Domestic Group Firms	1,151	1,116	992	880	- 112
Overseas branches and corporate subs.	634	632	619	601	- 18
North America	132	128	124	115	- 9
Europe	106	104	97	97	+0
Asia	283	287	292	286	- 6
Central and South America	38	38	37	36	- 1
Others	75	75	69	67	- 2
Total	3,811	3,741	3,718	3,587	- 131

● By Division

	April 2003	October 2003	April 2004	October 2004	Variance from April 2004
Agri-Marine Products	237	230	239	239	+0
Textile	270	268	273	269	- 4
Forest Products & General Merchandise	236	232	236	234	- 2
Chemicals	278	268	265	263	- 2
Energy	196	191	192	188	- 4
Metals & Mineral Resources	128	127	131	131	+0
Transportation & Industrial Machinery	268	268	265	260	- 5
Iron & Steel *2	80	78	75	4	- 71
Utility & Infrastructure	188	187	207	204	- 3
Plant & Ship	176	175	183	183	+0
Development & Construction	157	153	155	151	- 4
Finance & Logistics Business	107	107	130	127	- 3
Telecom & Information	181	170	162	154	- 8
Business Incubation	10	10	9	11	2
Corporate Staff, Others *1	454	442	411	404	- 7
Total Core Staff	2,966	2,906	2,933	2,822	- 111
Assistant Staff, Others	845	835	785	765	- 20
Total	3,811	3,741	3,718	3,587	- 131

*1 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. to each operating departments from April, 2004

*2 For all former staff externally assigned to Marubeni-Itochu Steel Inc. from Iron & Steel, a permanent employment transfer was effective October 1, 2004

◆ Projected number of staffs at end of March, 2005 (non-consolidated basis) approx. 3,550 employees

Intentional Blank

Transition of Consolidated Financial Results

(billions of yen)

	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004
Total volume of trading transactions	4,499.5	9,436.9	4,525.2	8,972.2	4,312.4	8,793.3	3,825.4	7,905.6	3,742.7
Gross trading profit	242.1	479.8	220.4	436.8	214.6	424.6	198.6	409.5	211.4
Selling, general and administrative expenses	-199.2	-400.4	-199.9	-392.1	-169.1	-345.6	-161.0	-330.0	-169.4
Provision for doubtful accounts	-14.0	-37.9	-39.4	-43.9	-6.1	-5.7	1.5	-0.8	-2.5
Operating income	28.9	41.5	-18.8	0.8	39.3	73.4	39.0	78.6	39.5
Other profits・expenses	-19.8	-33.9	-138.9	-164.7	-11.8	-37.0	-9.5	-19.7	-8.0
Interest expense-net	-14.5	-29.5	-15.1	-29.5	-11.4	-23.5	-10.8	-23.5	-12.6
Dividends	3.0	7.7	4.4	7.5	3.6	6.8	4.4	7.2	4.9
Gain (loss) on investment securities	3.8	2.3	-81.8	-83.8	0.5	-12.7	1.8	16.1	8.8
Gain (loss) on property and equipment	5.2	3.7	-41.7	-43.6	1.1	8.5	-0.5	-1.6	-2.7
Other-net	-17.2	-18.1	-4.7	-15.3	-5.6	-16.1	-4.3	-18.0	-6.5
(Liquidation and disposal losses related to associated firms)	-7.9	-9.2	-3.2	-16.7	-0.7	-12.5	-2.0	-6.5	-0.6
Income before taxes and equity in earnings (losses) *	9.1	7.6	-157.8	-164.0	27.5	36.3	29.5	58.9	31.5
Minority interests in income (loss) of consolidated subsidiaries	-0.2	-0.9	-1.0	-1.2	-1.0	-3.2	-1.1	-3.0	-1.5
Equity in earnings (losses)	9.7	16.9	-9.0	-18.9	6.5	13.4	6.9	14.3	12.5
Net income (loss)	6.1	15.0	-107.0	-116.4	17.8	30.3	19.7	34.6	24.2
Gains from sales of assets	20.6	38.8	11.8	25.2	19.2	42.7	10.7	31.8	13.3
Total assets	5,389.1	5,320.6	5,255.2	4,805.7	4,401.2	4,321.5	4,263.5	4,254.2	4,073.0
Current assets	2,870.0	2,772.8	2,753.1	2,487.6	2,200.5	2,202.1	2,152.9	2,080.0	1,915.9
Fixed assets and others	2,519.1	2,547.8	2,502.1	2,318.1	2,200.7	2,119.4	2,110.6	2,174.2	2,157.1
Interest-bearing debt	3,496.8	3,428.4	3,511.5	3,184.9	2,914.0	2,745.0	2,697.9	2,454.8	2,276.3
Cash and cash equivalents	321.4	338.5	391.2	472.0	401.3	480.8	529.9	485.5	298.2
Interest-bearing debt-net	3,175.4	3,089.8	3,120.3	2,712.9	2,512.7	2,264.1	2,168.0	1,969.3	1,978.0
Shareholders' equity	309.4	342.3	270.7	263.9	257.9	260.1	304.2	393.0	407.4
Common stock	194.0	194.0	194.0	194.0	194.0	194.0	194.0	231.8	231.8
Additional paid-in capital	217.0	217.0	217.0	217.0	87.8	87.8	87.8	125.4	125.4
Retained earnings	12.8	21.7	-85.3	-94.8	52.3	64.8	80.0	94.9	114.1
Unrealized gains (losses) on investment securities arising during period	-1.1	-14.2	9.8	0.4	2.0	-8.4	14.1	34.9	27.6
Net currency translation adjustments	-82.9	-76.0	-64.3	-51.8	-75.1	-72.7	-67.2	-87.9	-85.9
Minimum pension liability adjustment	-30.4	-0.2	-0.2	-0.2	-0.2	-0.6	-0.6	-0.6	-0.6
Net unrealized losses on derivatives	—	—	-0.3	-0.7	-2.8	-4.8	-3.9	-5.4	-4.6
Cost of common stock in treasury	—	—	—	—	-0.1	-0.1	-0.1	-0.1	-0.1

l Results / Stock Prices & Foreign Exchange Rate

inancial Ratios

	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004
ROA	0.11%	0.28%	–	–	0.39%	0.66%	0.46%	0.81%	0.58%
ROE	1.93%	4.51%	–	–	6.82%	11.57%	6.98%	10.59%	6.04%
Net D/E Ratio (times)	10.3	9.0	11.5	10.3	9.7	8.7	7.1	5.0	4.9
hareholders' equity-to-Total assets Ratio	5.74%	6.43%	5.15%	5.49%	5.86%	6.02%	7.13%	9.24%	10.00%
Current Ratio	104.2%	101.8%	102.0%	101.9%	100.6%	104.6%	101.5%	105.9%	107.6%

		1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004
onsolidated group firms		636	598	583	515	500	484	484	502	523
	Subsidiaries	440	412	401	354	345	327	330	348	360
	Affiliated companies	196	186	182	161	155	157	154	154	163
Profit-making firms		441	480	403	391	385	375	361	390	380
	Profit-making firm ratio	69.3%	80.3%	69.1%	75.9%	77.0%	77.5%	74.6%	77.7%	72.7%
	Profit amount (JPY bn)	32.8	66.3	22.7	51.0	39.3	65.3	36.8	63.8	47.8
Loss-making firms		195	118	180	124	115	109	123	112	143
	Loss-making firm ratio	30.7%	19.7%	30.9%	24.1%	23.0%	22.5%	25.4%	22.3%	27.3%
	Deficit amount (JPY bn)	-18.7	-34.6	-66.2	-107.6	-17.4	-31.1	-21.9	-43.4	-23.6

Stock Prices, Foreign Exchange & Interest Rates

		1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004
Nikkei Stock Average (Term-end) (yen)		15,747.26	12,999.70	9,774.68	11,024.94	9,383.29	7,972.71	10,219.05	11,715.39	10,823.57
Exchange Rates (¥/$)										
	Term-end rate for March-closing companies	108.00	123.90	119.40	133.25	122.60	120.20	111.25	105.69	111.05
	Average rate for March-closing companies	107.17	110.58	122.21	125.14	123.14	121.95	118.05	113.07	109.86
	Term-end rate for December-closing companies	105.50	114.75	124.60	131.95	119.50	119.90	119.80	107.13	108.43
	Average rate for December-closing companies	106.91	107.83	120.43	121.54	129.78	125.35	118.72	115.99	108.52
Interest Rates (Term-end)										
	Short-term Prime Rate	1.50 %	1.38 %	1.38 %	1.38 %	1.38 %	1.38%	1.38%	1.38%	1.38%
	Long-term Prime Rate	2.30 %	1.90 %	1.65 %	2.30 %	1.70 %	1.50%	1.85%	1.65%	1.70%
	US Prime Rate	9.50 %	8.00 %	6.00 %	4.75 %	4.75 %	4.25%	4.00%	4.00%	4.75%

Ⅱ. Financial Prospects for FY2004

Consolidated Financial Prospects for FY2004 Ending March 31, 2005

(billions of yen)

	1st Half FY2004 Results	FY2004 Prospects announced in May	FY2003 Results	Variance
Total volume of trading transactions	3,700	7,600	7,900	-300
Gross trading profit	211.4	435.0	409.5	+25.5
Expenses	-171.8	-350.0	-330.8	-19.2
(SGA expenses)	(-169.4)	(-342.0)	(-330.0)	(-12.0)
(Provision for doubtful accounts)	(-2.4)	(-8.0)	(-0.8)	(-7.2)
Operating profit (loss)	39.5	85.0	78.6	+6.4
(Interest expense, net of interest income)	(-12.6)	(-28.0)	(-23.5)	(-4.5)
(Dividends)	(-4.9)	(6.0)	(7.2)	(-1.2)
(Other-net)	(-0.4)	(-12.0)	(-3.4)	(-8.6)
Income before income taxes and equity in earnings (losses)	31.5	51.0	58.9	-7.9
Provision for income taxes	-18.3	-27.0	-35.6	+8.6
Income before equity in earnings (losses)	13.2	24.0	23.3	+0.7
Minority interests in income (loss) of consolidated subsidiaries	-1.5	-3.0	-3.0	+0.0
Equity in earnings (losses) of affiliated companies - net	12.5	16.0	14.3	+1.7
Net income	24.2	37.0	34.6	+2.4

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting principles generally accepted in Japan.

Gross Trading Profit by Operating Segment

(billions of yen)

	1st Half FY2004 Results	FY2004 Prospects announced in May	FY2003 Results	Variance
Agri-Marine Products	36.3	76.5	61.4	+15.1
Textile	12.3	26.5	23.9	+2.6
Forest Products and General Merchandise	22.5	45.5	42.0	+3.5
Chemicals	14.5	29.0	24.9	+4.1
Energy	19.9	32.0	30.8	+1.2
Metals and Mineral Resources	7.4	13.5	12.2	+1.3
Transportation and Industrial Machinery	27.9	53.0	55.8	-2.8
Utility and Infrastructure	10.1	22.5	20.6	+1.9
Plant and Ship	5.9	15.0	8.8	+6.2
Development and Construction	10.8	27.0	27.9	-0.9
Finance & Logistics Business	3.0	6.0	4.9	+1.1
Telecom & Information	11.6	26.0	20.0	+6.0
Overseas Corporate Subsidiaries & Branches	40.7	74.0	78.9	-4.9
Corporate and Administration etc.	-11.5	-11.5	-2.6	-8.9
Total	211.4	435.0	409.5	+25.5

Consolidated Financial Prospects for FY2004 Ending March 31, 2005

Net Income by Operating Segment

(billions of yen)

	1st Half FY2004 Results	FY2004 Prospects announced in May	FY2003 Results	Variance
Agri-Marine Products	1.4	5.5	7.0	-1.5
Textile	1.0	2.5	1.8	+0.7
Forest Products and General Merchandise	4.2	7.5	6.3	+1.2
Chemicals	3.5	4.0	3.3	+0.7
Energy	7.2	8.5	10.1	-1.6
Metals and Mineral Resources	4.1	4.5	4.3	+0.2
Transportation and Industrial Machinery	-1.1	1.5	-0.4	+1.9
Utility and Infrastructure	4.5	4.0	5.1	-1.1
Plant and Ship	0.7	-3.5	-4.5	+1.0
Development and Construction	-2.7	-2.5	-0.2	-2.3
Finance & Logistics Business	1.6	2.5	2.5	+0.0
Telecom & Information	-3.0	-7.0	-7.9	+0.9
Overseas Corporate Subsidiaries & Branches	4.4	5.5	5.5	+0.0
Corporate and Administration etc.	-1.6	4.0	1.7	+2.3
Total	24.2	37.0	34.6	+2.4

Total Assets by Operating Segment

(billions of yen)

	1st Half FY2004 Results	FY2004 Prospects announced in May	FY2003 Results	Variance
Agri-Marine Products	394.8	411.0	417.7	-6.7
Textile	129.7	140.0	127.0	+13.0
Forest Products and General Merchandise	324.3	323.0	315.7	+7.3
Chemicals	171.3	170.0	147.1	+22.9
Energy	299.7	331.0	319.6	+11.4
Metals and Mineral Resources	189.2	187.0	180.3	+6.7
Transportation and Industrial Machinery	302.1	281.0	306.7	-25.7
Utility and Infrastructure	414.4	379.0	409.2	-30.2
Plant and Ship	379.0	359.0	343.1	+15.9
Development and Construction	332.6	333.0	330.5	+2.5
Finance & Logistics Business	126.6	136.0	144.4	-8.4
Telecom & Information	143.2	149.0	144.2	+4.8
Overseas Corporate Subsidiaries & Branches	502.2	447.0	499.6	-52.6
Corporate and Administration etc.	364.0	454.0	569.0	-115.0
Total	4,073.0	4,100.0	4,254.2	-154.2

Intentional Blank

November 1, 2004

Summary of Consolidated Financial Statements for 1st Half FY2004 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Date of Director meeting for 1st Half FY2004 Financial Results : November 1, 2004
Adoption of US GAAP : YES

1. Consolidated financial results for 1st Half FY2004 (April 1, 2004 - September 30, 2004)

(1)Consolidated statements of income

	Total volume of trading transactions		Operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Half FY2004	3,742,718	-2.2	39,526	1.5	31,503	6.9
1st Half FY2003	3,825,357	-11.3	38,959	-0.9	29,459	7.3
FY2003	7,905,640		78,624		58,900	

	Net income		Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Half FY2004	24,159	22.6	16.18	13.06
1st Half FY2003	19,703	10.7	13.19	12.32
FY2003	34,565		22.85	20.16

(Note) [1] Equity in earnings-net 1st Half FY2004 12,487 million yen
1st Half FY2003 6,890 million yen FY 2003 14,271 million yen

[2] Average number of outstanding shares for the term (Consolidated basis)
1st Half FY2004 (Common Stock) 1,493,239,443 Class I preferred shares 75,500,000
1st Half FY2003 (Common Stock) 1,493,255,846
FY2003 (Common Stock) 1,493,219,051 Class I preferred shares 22,072,404

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, operating profit, income before taxes and equity in earnings, and net income represents the changes from the same period of the previous fiscal year

[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni & its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.

[6] The results for the 1st Half FY2003 is partly restated in order to be matched with the results for the 1st Half FY2004.

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2004	4,073,032	407,409	10.0	222.32
September 30, 2003	4,263,518	304,177	7.1	203.70
March 31, 2004	4,254,194	392,982	9.2	212.36

(Note) Number of outstanding shares (Consolidated basis)
at September 30, 2004 (Common Stock) 1,493,297,203 Class I preferred shares 75,500,000
at September 30, 2003 (Common Stock) 1,493,229,821
at March 31, 2004 (Common Stock) 1,493,306,648 Class I preferred shares 75,500,000

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
1st Half FY2004	34,829	-73	-222,616	292,153
1st Half FY2003	72,374	10,555	-30,115	520,282
FY2003	201,560	57,983	-233,938	478,731

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 360 Affiliated companies 163

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 20 (Excluded) 8 Affiliated companies (Newly included) 13 (Excluded) 4

2. Consolidated financial prospects for FY2004 (April 1, 2004 - March 31, 2005)

(millions of yen)

	Total volume of trading transactions	Net income
For the year ending March 31, 2005	7,600,000	37,000

(Reference) EPS prospect of the year ending March 31, 2005 23.77 (yen)

Remarks: The above prospects are based upon available infromation and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future. Assumptions of the above prospects are mentioned in page 20.

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.
Below are our products and services, and some of our major group firms by operating segment.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products both domestically and internationally.

Subsidiaries:	Marubeni Nisshin Feed Co., Ltd., Nacx Nakamura Corporation Pacific Grain Terminal Ltd., Ten Corporation (*1), Cia. Iguaçu de Café Solúvel
Affiliated companies:	Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd., The Nisshin OilliO Group, LTD., Toyo Sugar Refining Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services both domestically and internationally.

Subsidiaries:	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd, Marubeni Textile Asia Ltd.
Affiliated companies:	Fabricant Co., Ltd., Erawan Textile Co., Ltd.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

Subsidiaries:	Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
Affiliated companies:	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge materials or bio technology-related articles for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electronic materials, retail, resource development and environmental area.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation
Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy, etc. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation
Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd.
Affiliated companies: Toyo-Memory Technology Sdn. Bhd.

Transportation and industrial machinery: This group imports and exports airplanes, defense-related equipment, aerospace-related equipment, automobiles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, PC's and PC-related products, medical-related equipment both domestically and internationally, and also markets them in Japan.

Subsidiaries: Marubeni Aerospace Corporation,
Marubeni Auto & Construction Machinery America, Inc.,
Marubeni Techno-Systems Corp.
Affiliated companies: Sofmap Co., Ltd., Marubeni Infotec Corporation,
Kubota Europe S.A., Unipres U.S.A. Inc.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
Sithe Asia Holdings, San Roque Power
Affiliated companies: Uni-Mar Enerji Yatirimlari A.S.

Plant and ship: This group deals with various projects and equipments related to iron and cement manufacturing, petrochemicals, fertilizer, petroleum refining, gas related business, etc. Also, the group trades new and second-hand vessels or shipping materials, in addition to shipping operation and chartering.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line Ltd.

Affiliated companies: PT. Chandra Asri

Development and construction: This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd.
Shanghai House Property Development

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance and logistics business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, and invests in logistics infrastructure. In the insurance area, it operates insurance intermediary business.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd.
Marubeni International Finance p.l.c.

Affiliated companies: MG Leasing Corporation,
Eastern Sea Leam Chabang Terminal Co., Ltd.

Telecom & Information: This group is engaged in information technology-related businesses : such as IP network infrastructures, overseas communication facilities, national identification system related business, cellular phones, BS/CS broadcasting, RFID related business, ASP/ISP, etc., both domestically and internationally.

Subsidiaries: Marubeni Telecom Co., Ltd. (*1), Marubeni Solutions Corporation, Marubeni Information Systems Co., Ltd., Global Access Ltd.

Affiliated companies: Japan Cablenet Holdings Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company, Carlisle Leasing International LLC

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc.
Marubeni Construction Material Lease Co., Ltd.

(*1) Domestic listed subsidiaries:
Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)

Marubeni Corporation

Management Policy

Management Policy

1. Fundamental management policy

Marubeni is now implementing the "V" PLAN, the three-year medium-term management plan starting from FY2003, expediting our process of strengthening our earnings base and improving our financial position. During FY2003, the first year of the plan got off to a smooth start, with consolidated net income attaining its highest level ever and net interest-bearing debt falling to the FY2005 numerical targets two years ahead of schedule.

In FY2004, management has endeavored to continue and advance the "V" PLAN at an accelerated pace.

The "V" PLAN states that Marubeni's management policy is to "aim to be a robust corporate group possessing the top portfolio units in each industry". Based on this plan, we are endeavoring to "improve our financial position" and "reinforce our earnings base" by putting solid management into practice. We are implementing management strategies tailored to the respective business models and attempting to focus thoroughly on risk-return and cash flow.

2. Progress status of the "V" PLAN, the new medium-term management plan

The "V" PLAN calls for consolidated net income of 50 billion yen, consolidated net interest-bearing debt of 2,000 billion yen or less, and a net D/E ratio of 4 to 5 times as numerical targets for FY2005. The company's progress achieved toward those targets is outlined below.

FY2004, the second year of the "V" PLAN, also progressed smoothly, with a consolidated net income of 24.2 billion yen for the 1st Half FY2004, or 22.6% higher compared to that of the previous year. The consolidated net interest-bearing debt for the 1st Half FY2004 was 1,978 billion yen (1,969.3 billion yen for the end of FY2003), being able to achieve a gain in earnings while maintaining a consolidated net interest-bearing debt within 2,000 billion yen. Furthermore, in the second half of FY2004, the company continued to accumulate new loans and investments in core business fields, and we intend to pursue further expansion through asset replacement into priority areas.

The accumulation of consolidated net income resulted in a net interest-bearing D/E ratio of 4.86 times at the end of the 1st Half FY2004 (a net interest-bearing D/E ratio of 5.01 times for the end of FY2003), achieving the "V" PLAN numerical target 18 months early.

Following is a discussion of operating environments during the 1st Half FY2004, by operating sector.

A) Agri-marine Products Division

With regard to beverage ingredients, this division showed favorable performance in supporting an increased demand for beverage products as a result of this summer's high temperatures. Marubeni also performed favorably in grain transactions. Additionally, we have replaced our supplier nations and products in response to the restrictions on beef imports from the U.S. resulting from BSE and on fresh poultry from Asia resulting from bird flu.

B) Textile Division

In anticipation of huge leaps expected in textile-related demand within China, and to promote transactions of finished products from Asia bound for the U.S. and Europe, we established a textile team dedicated to the Chinese market, and a team to boost trading abilities in the textile field between markets outside of Japan. Furthermore, in the realm of high-tech textiles, we began the manufacture and sale of carbon multi-cross textiles in expectation of their demand in a wide range of fields, including vehicles, aircrafts, and construction.

C) Forest Products & General Merchandise Division

Both foreign and domestic demands for paper products we favorable, and continued to process transactions in the midst of strong market conditions. In contrast, pulp price which continued to rise since the beginning of this year, came down in a correction phase of the drop-off months in summer, and then bottomed out after Chinese dealers turned into net buyer at the beginning of the high-demand autumn season. Waste paper has been showing active movement against the backdrop of growth in demand in China and Asia, and in response to the increase of demand for waste paper in China, we plan to set up a waste paper processing and sales company within the year.

D) Chemicals Division

In the petrochemicals and plastics field, on top of a flourishing demand in Asia, particularly in China, we continue to achieve high results in petrochemical commodities resulting from decreases in production due to high costs of raw materials, and shipping restrictions due to factory troubles. The company concluded firm upstream transactions focusing on synthetic fiber materials, resin materials, and vinyl chloride monomers and synthetic resins. In China, Marubeni Chemicals (Shanghai) Co., Ltd. was newly established as a general sales company aimed at strengthening and expanding the sales of chemical products excluding electronic materials.

E) Energy Division

Petroleum gas production enterprises and LNG projects in such countries as Britain, the U.S., India, and Qatar improved favorably. In addition to these, the Company reinforced its profit bases through additional acquisition of the gas field rights and interests in the North Sea in British territory. Furthermore, petroleum product trading enterprises and LPG import sales enterprises in China also continued to perform well.

F) Metals & Mineral Resources Division

In the resource development field, the rights and interest purchases in the Hail Creek Coal Project in Australia increased from 5.33% to 6.67%, and a decision was made to increase its annual production volume from 6 million tons to 8 million tons. Furthermore, we acquired exclusive sales rights to Japan for Grand Cache coal and Willow Creek coal from Canada. The Los Pelambres copper mine in Chile continued production at full capacity, and the operation continued to perform steadily.

In the field of electronic materials, we decided to establish a joint production company with Toyo Steel Corporation and Shenzhen Kaifa Technology Company in Shenzhen, China, to produce glass disk substrates for hard disk drives. Beginning in 2005, launch production is targeted at 400 thousand pieces per month.

G) Transportation & Industrial Machinery Division

In addition to favorable earnings generated by investment in aircraft engine development, sales were successful in U.S.-manufactured business jets. Overseas sales of automobiles to Chile and other countries and sales of precision processors to the United States were favorable, and exports of construction machinery to Asia and the Middle East were expanded. We also supplied automotive parts manufacturing lines to Mexico.

H) Utility & Infrastructure Division

In the field of overseas IPP operations, Marubeni participated in planning the first commercial base wind power generating operation in South Korea. In addition, we received orders for equipment for the Indonesian government-owned Electric Power Company's Tarahan Coal-Fired Steam Power Plant and the India Central Electricity Authority's Koldam Hydroelectric Power Project, and electrical transmission wire equipment for the Qatar General Electricity and Water Corporation. In the area of transportation projects, the potential exists for receipt of an order for medium speed railway cars of a local Chinese rail line as one member of the Japanese consortium.

I) Plant & Ship Division

Marubeni received orders for gas and petroleum field development projects for oil and gas producing countries in the Middle and Near East and CIS, and for an iron manufacturing plant in Brazil. In the ship sector, continuous and dynamic conditions in the shipping market generated receipts of new ship orders, and independent ship operations continued to show favorable performance.

J) Development & Construction Division

In the mainstay domestic condominium sales segment, the conveniently located Famille Ginza East property development project in central Tokyo and family-targeted properties such as Famille Grand Rokko Akamatsucho in the Kinki region, were successfully sold out. Furthermore, in the overseas market, sales in the Phoenix City Condominium Project in Shanghai, China, sold well.

K) Finance & Logistics Business Division

In the financial sector, 46.5 billion yen was reached in the final drive for the third MBI

corporate acquisition fund, and other fund operations proceeded favorably by the execution of new investments from existing funds and the execution of exits. In the logistics area, by working through consulting sales and promotion, Marubeni is intensely engaged in 3PL (third party logistics) by making practical use of its logistics infrastructure and affiliation with partnership enterprises. Furthermore, we are making new strides into the temporary staffing and advertising businesses.

L) Telecom & Information Division

Overseas, Marubeni received orders for wireless UHF-band IC tags for use with luggage management by the Airport Authority in Hong Kong. In addition, negotiations regarding public security issues have been progressing in Spain, South Africa, and Costa Rica etc. Domestically, Global Access Ltd., a company engaged in the optical cable networking business, steadily boosted sales for telecom industry due to acceleration of a switch to broadband, and its operating performances continued to be favorable.

M) Domestic branches and offices

Earnings at domestic branches and offices, led by the Nagoya Branch, were steady. Marubeni endeavored to strengthen and expand business with the company focused in Chemicals, Agri-marine products, Forest products & general merchandise, and Industrial machinery markets in order to contribute to the invigoration of regional economies and generate an increase in earnings.

N) Overseas corporate subsidiaries and branches

Marubeni America Corporation's major businesses of Helena Chemical Company (sales of agricultural chemicals and fertilizers) and Carlisle Leasing International (lease of maritime containers for refrigeration and freezing) have seen an increase in earnings, and Marubeni Europe p.l.c. recorded a robust business in the chemical sector. Furthermore, operations at the Asian and Chinese branches and offices have also done well.

3. Corporate governance

Note: In this document, when the "Marubeni group" is mentioned, this refers to Marubeni Corporation and its consolidated subsidiaries.

Basic viewpoint regarding corporate governance

We, the directors and employees of the Marubeni group, shall observe the letter of the laws, regulations and internal corporate rules, by observing the values of "Fairness, Innovation, and Harmony" expressed in our Company Creed and with the spirit expressed in the Marubeni Corporate Principles, and shall conduct our business activities in compliance with a high corporate ethical code and moral-minded management philosophies.
Based on the Company Creed, the Company Doctrine, and the Marubeni Corporate Principles, we are striving to strengthen our corporate governance.

Company Creed

Fairness: To be fair and decent.

- We shall observe the laws and conduct fair corporate activities.

Innovation: To be active and innovative.

- We shall constantly strive to improve ourselves.

Harmony: To respect each other and cooperate

- We shall stay in touch with society and stakeholders, engaging in corporate activities that advance credibility as the number one principle.

Company Doctrine

Taking up the spirits of "Fairness - Innovation - Harmony", the Marubeni Group aims to proudly contribute to the economy and society through fair and upright corporate activities.

Marubeni Corporate Principles

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the expansion of the global economy, while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business.

1. Conduct fair and open business activities

- Obey the law and be guided by fairness in all business dealings.
- Maintain sound relationships with government officials of all nations. Observe the principle of free competition in all business decisions.
- Resolutely oppose and avoid any illegal or improper business relationships and practices.

2. Develop a globally connected company

- Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities.
- Contribute to regional economic goals by fostering regional associations adopting a global management style.

3. Create New Value through Business Vision

- Be responsive to market and industry forces, but also take the initiative in creating changes in the markets by providing new products and services to the market and the customers.
- Discontinue outdated ideas and structures; challenge new possibilities.

4. Respect and Encourage Individuality and Originality

- Respect the individuality of each person and create a company work environment in which originality can flourish.
- Create an environment for individuals to set goals that require self-administration or independent, creative action.

5. Promote Good Corporate Governance

- Maintain a high level of management transparency or openness for information sharing in corporate relations with shareholders and society.
- Respect proposals for enhanced management accountability from shareholders and society.

6. Safeguard Ecological and Cultural Diversity

- Recognize our responsibility as a good corporate citizen in world society and engage in activities, which are beneficial to that society.
- Recognize our responsibility as a global enterprise in the preservation of our earth and its resources for future generations.

Stakeholders
Various stakeholders in the areas of the economy, the environment, and society support the Marubeni Group's corporate activities. Going forward, we will continue to emphasize our corporate social responsibility, and by pursuing the interests and satisfaction of every one of our stakeholders and acquiring their trust, we will build a stable and sustainable corporate group base. Marubeni defines its stakeholders as follows.

Customers
Based on the needs of our customers, we shall develop and supply products and services that are socially useful, while taking sufficient account of safety, and through sincere actions, we shall constantly endeavor to improve our customers' satisfaction and acquire their trust.

Business Partners
We aim to be a company that is trusted by its business partners, and we shall promote fair and transparent business transactions. In addition, based on the needs of customers, we shall strengthen cooperation with business partners to create new products and services.

Shareholders
In response to changes in the business environment, we shall strive to ensure stable earnings, and besides working to enhance corporate value while focusing on environmental and social aspects of business, we shall actively and fairly disclose corporate information.

Employees
We shall respect every employee's sense of values and choice of lifestyle, abolish all kinds of discrimination, and create a work environment where everyone can work comfortably.

Regional communities
While aiming to live in harmony as a member of regional communities, we shall endeavor to contribute to the creation of an affluent regional society. Overseas, we shall respect the local culture and customs and strengthen management that contributes to

local development. Furthermore, we shall resolutely confront antisocial forces or organizations that threaten the order and safety of human society.

The Environment
We recognize that tackling environmental problems is an essential condition for the existence and activity of corporations, and we shall engage in such measures voluntarily and actively. Moreover, we shall endeavor to reduce environmental load and contribute to the conservation of the global environment by promoting environmental businesses.

Action relating to corporate governance

(1) Business management organization associated with the company's management decision-making, execution, and supervision and other corporate governance systems

A Board of Directors
The Board of Directors comprises 10 directors. It decides the execution of the company's important business operations, and supervises the performance of the duties of directors. In order to separate management and execution, the Chairman of the Company is appointed as the chairperson of the Board of Directors, as of April 1, 2004, instead of the President & CEO.

B Board of Corporate Auditors
The Board of Corporate Auditors consists of 4 auditors (including 2 external auditors). Marubeni has adopted a corporate auditor system, and based on the audit policy and audit plans formulated by the Board of Corporate Auditors, each auditor audits the performance of the duties of the directors, through attending important meetings, including those of the Board of Directors, and investigating the status of business operations and assets.

C Corporate Management Committee
Corporate Management Committee is comprised of the President & CEO and 8 directors under the jurisdiction of the President & CEO, and deliberate on general, important matters relating to management.

D Committee of Corporate Vice President
The Committee of Corporate Vice President comprises 10 directors and 22 Corporate Vice Presidents. Marubeni has adopted the executive officer systems in order to separate the supervisory functions and the business execution functions of management, and also to clarify authority and responsibility. The committee reports on matters relating to the policy directions of the President & CEO, the communication of information, and the execution of business.

In addition, we have set up 9 committees that are advisory bodies for the president and an Advisory Committee that consists of knowledgeable people from outside the company.

(a) Investment and Credit Committee (meets once a week in principle)
Discusses investment-related issues. The chair of the Investment and Credit Committee decides matters that should be discussed at the Corporate Management Committee after

being evaluated by the Investment and Credit Committee.

(b) "V" Plan Committee (meets as required)
Executes, promotes, and follows up on matters decided at the Corporate Management Committee and policy relating to the medium-term management plan.

(c) Compliance Committee (meets twice a year, otherwise meets as required)
Generally constructs, maintains, and manages the compliance system in the Marubeni Group.

(d) Management Remuneration Committee (meets as required)
Carries out discussion relating to the treatment of directors such as the remuneration of company directors.

(e) Reward and Disciplinary Committee (meets when appropriate)
Investigates and implements procedures relating to the reward and punishment of company employees.

(f) Committee on Global Environmental Preservation (meets regularly once a year, otherwise meets as required)
Discusses the basic action policy associated with environmental-related matters in general in the Marubeni group and reports on relevant activities.

(g) Customs Clearance Control Committee (meets as required)
Investigates and controls the entry of imports in general for the Marubeni group.

(h) Security Trade Control Committee (meets as required)
Promotes, plans, drafts, and implements legal compliance relating to security trade control in the Marubeni group.

(i) CSR Committee (meets as required)
Formulates policy to handle the Marubeni group's corporate social responsibility (CSR) and reviews progress status.

(j) Advisory Committee (meets three times a year)
Improves the company's transparency and soundness by reflecting the advice and proposals of knowledgeable people outside the company in future management.

Marubeni's system of business execution and supervision, system of internal control

Marubeni's business management organization is as shown in the chart below.


General Meeting of Shareholders
Appointment/ Dismissal
Board of Corporate Auditors
Corporate Auditors : 4
(including 2 outside auditors)
Appointment/ Dismissal
Independent Auditors
Appointment/ Dismissal
Accounting Audit
Audit
Board of Directors
Members of the Board: 10
Advisory Committee
Advice/ Suggestions
Appointment/ Dismissal/Control
President and CEO
Corporate Management Committee
Investment and Credit Committee
"V" PLAN Committee
Compliance Committee
Management Remuneration Committee
Reward and Disciplinary Committee
Committee on Global Environmental Preservation
Customs Clearance Control Committee
Security Trade Control Committee
CSR Committee
Committee of Corporate Vice President
Business Division
Corporate Staff Division
Domestic Plants and Offices, Overseas Plants and Offices

When required for the execution of business operations, we receive appropriate advice from third parties such as lawyers and accounting auditors.

(2) Summary of personal relations between the company, the company's external directors, and external auditors as well as capital relations, business relations, and other interests

There are no external directors.
Hiroaki Shinoda, an external auditor, and Tatechika Umeda, also an external auditor, does not have any particular interests in the Marubeni group.

(3) Status of development of internal control system

With the aim of enhancing the effectiveness and efficiency of business management, ensuring the reliability of financial reporting, and promoting compliance with laws and regulations and internal company rules relating to business operation, in April 2004, the Marubeni group established an internal control system task force as an organization under the direct jurisdiction of the President & CEO and thereby embarked on the systematization of an internal control system.

(4) Status of development of risk management system

The Marubeni group is promoting the management of risk that have an important impact on management through the following system.
In the case of individual matters such as important issues regarding investment and credit, decision-making is carried out at the Corporate Management Committee after an investigation is conducted by the Investment and Credit Committee based on our internal approval procedure. The business department in charge follows up the matter after execution, and in the case of important issues, a current status report is regularly submitted to the Investment and Credit Committee and the Board of Directors.

We introduced the "portfolio" approach for our risk management, i.e. capturing the risk of our overall assets, which are diversified and therefore, have the certain level of correlation.

This is an integrated risk management centered on risk assets that are quantified (through the calculation of Value at Risk (VaR), which takes into account the effect of diversification and correlational factors) using numerical methods to determine the risk of the maximum potential loss in the value of the various assets held by the Marubeni group.

Risk assets are also based on the calculation of PATRAC, an earnings valuation indicator, and we use this not only for risk management, but also in managing the earnings of the Marubeni group.

In order for the company to meet the various demands of its stakeholders, we must ensure that the company continues to exist for a long time. To this end, it is of course important to pursue profits, but if these are not earned through sound corporate activities, they will have no value at all. Marubeni regards compliance as the most important obligation of management to society, and we have established the Compliance Committee under the direct jurisdiction of the President & CEO as an organization that supports and directs every one of the Marubeni group's directors and employees to reliably implement compliance. Besides drafting the Compliance Manual, Marubeni has also established a reporting and consultation access point dubbed the "Door of Courage"*.

The persons in charge of compliance in the Marubeni group are the compliance officers that have been commissioned by the President & CEO. In addition, we have appointed 16 compliance officers at departments, offices, and branches as personnel that are in charge of compliance at their respective divisions and group companies.

*Door of Courage: When employees or directors are aware of any conduct that is inappropriate for the compliance system, in principle those directors or employees are expected to report such conduct in accordance with the established lines of the staff organization. In addition, we have established the following compliance consultation access points in case the usual lines of reporting do not function properly.

- Compliance Committee channel
- External legal counsel channel

4. Basic policy regarding profit distribution

At Marubeni, we recognize that it is an important corporate responsibility to maximize corporate value and competitiveness, by increasing and making effective use of internal reserves, and at the same time to continue to distribute dividends to shareholders in a stable manner.

Therefore, we decided to forgo the payment of the interim dividends for this period.

For FY2004, in order to provide shareholders with steady dividend payments, we intend to pay a year-end cash dividend of 3 yen per share, as in the previous fiscal year. We intend to pay "pre-defined" fiscal year-end dividend of 20 yen per share for the preferred shares.

Financial Results and Conditions

1. Financial Results

Business Environment

Looking broadly at overseas economies during the 1st half of FY2004, a continuing recovery centered on the U.S. economy and China's economy, and with low interest rates and price stability during the second half of 2003, favorable economic conditions spread simultaneously throughout the rest of the world.

In the U.S. economy, consumer spending and capital investment expanded, and the economy trended firmly. Prices stabilized as the economy continued to expand, assisted by the narrow pace of rising interest rates.

In the European economy, although its economy was still suffering from weak domestic demand resulting from employment stagnation, it continued to quietly pursue an initiative of expanding foreign demand in response to global prosperity. The European Central Bank maintained its policy of quantitative easing against a backdrop of price stability and economic downturn risks, which led to support the economy.

The Asian economy benefited from the global prosperity and an increase in demand for IT, and economic growth exceeding that of the previous year was seen in many countries. Favorable business conditions existed in the Chinese economy, although regulation of fixed-asset investments to preclude some sectors from overheating was seen. Additionally, the growing pressure of the Renminbi remained limited due to the tendency toward trade surplus reduction owing to import expansion. The four NIES nations, Korea, Taiwan, Hong Kong and Singapore enjoyed balanced domestic and foreign demand which resulted in overall growth. The four ASEAN nations, Indonesia, Thailand, Malaysia, and the Philippines, had economic growth led by domestic demand. Only in South Korea did uncertainty linger as a major concern from delays in employment recovery and the weakness in domestic demand resulting from increases in individual debt.

Brazil's economy displayed an overall expansion of foreign demand initiatives through increased demand and price hikes for primary commodities, in line with the global prosperity. In Russia, the economy grew steadily stemming from domestic and foreign demand resulting from increases in oil prices. And in India, economic conditions improved steadily due to favorable performance in the transportation, commerce, and agriculture sectors.

In Japan, export initiatives for economic recovery continued through the 1st half of FY2004. Exports gradually improved against the background of Asian economic expansion centered in China. In financial markets, the Bank of Japan maintained its policy of quantitative easing, and stock prices generally stabilized. In response, business confidence stabilized and capital investments increased against a background of favorable corporate earnings, a boom in digital appliances, etc. However, the effects on consumption through increases in compensation of employees were limited, and did not result in a curb on deflation.

Consolidated Financial Results

The summary of consolidated financial results for the 1st Half of FY2004 is as follows:

(billions of yen)

	1st Half FY2004	1st Half FY2003	Variance	
			Amount	%
Total volume of trading transactions	3,742.7	3,825.4	-82.6	-2.2%
Gross trading profit	211.4	198.6	12.8	6.5%
Operating profit	39.5	39.0	0.6	1.5%
Income before income taxes and equity in earnings	31.5	29.5	2.0	6.9%
Net income	24.2	19.7	4.5	22.6%
Revenue	1,535.8	1,357.9	177.8	13.1%

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to accounting principles generally accepted in Japan.

On a consolidated basis, Marubeni's **total volume of trading transactions** during the 1st half FY004 decreased 2.2% to 3,742.7 billion yen.

Gross trading profit increased 6.5%, or 12.8 billion yen, to 211.4 billion yen.

Operating profit increased 1.5 %, or 0.6 billion yen, to 39.5 billion yen, in line with an increase in gross trading profit, a rise in selling, general and administrative expenses and provision for doubtful accounts notwithstanding.

Although there was a decline in (gains) losses on property and equipment and other (gains) losses, owning to the increase in operating profit and improvement in earnings from investment securities, **income before income taxes and equity in earnings** rose 6.9 %, or 2.0 billion yen, to 31.5 billion yen.

Owning to improvements in equity in earnings by 81.2%, or 5.6 billion yen, **net income** resulted in an increase by 22.6%, or 4.5 billion yen, to 24.2 billion yen.

Furthermore, **"Revenue"** presented in accordance with US GAAP (Emerging Issue Task Force (EITF) 99-19) for the 1st Half FY2004, increased by 13.1% or 177.8 billion yen, to 1,535.8 billion yen.

2. Financial Condition

Consolidated Financial Conditions

A summary of the consolidated balance sheets for the 1st Half of FY2004 is as follows:

(billions of yen)

	September 30, 2004	March 31, 2004	Variance
Total assets	4,073.0	4,254.2	-181.2
Shareholders' equity	407.4	393.0	14.4
Interest-bearing debt	2,276.3	2,454.8	-178.5
Net interest-bearing debt (Net D/E ratio)	1,978.0 4.86 times	1,969.3 5.01 times	8.7 -0.15 points

Net interest-bearing debt after factoring out impact of FAS No. 133 (Net D/E ratio)	1,959.3 4.81 times	1,948.0 4.96 times	11.3 -0.15 points

Consolidated total assets fell 181.2 billion yen to 4,073.0 billion yen over the end of the previous fiscal year, as increases in investments and long-term receivables due to equity in earnings of affiliates were more than offset by a decrease in cash and cash equivalents. **Consolidated interest-bearing debt** fell by 178.5 billion yen to 2,276.3 billion yen due to cutting of total assets. Net interest-bearing debt excluding cash and cash equivalents was down 8.7 billion yen to 1,978.0 billion yen. **Shareholders' equity** grew by 14.4 billion yen to 407.4 billion yen, as the Company posted a net income, a deterioration in accumulated other comprehensive loss notwithstanding. As a result, the **net D/E ratio** improved 0.15 points over the previous fiscal year-end of 5.01 times to 4.86 times.

Net cash provided by operating activities fell 37.5 billion yen to 34.8 billion yen as a result of increase in trade receivables. **Net cash used by investing activities** amounted to -0.1 billion yen due to the purchase of property, plant, and equipment, the collection of loans notwithstanding.

As a result, 34.8 billion yen in free cash flow was generated during the term under review.

As the company appropriated the income from this free cash flow and cash and cash equivalents to reduce interest-bearing debt, **net cash used in financing activities** was 222.6 billion yen, and the balance of **cash and cash equivalents** at the end of the fiscal year decreased by 186.6 billion yen from the end of the previous year to 292.2 billion yen.

(3) Financial Prospects for the Fiscal Year Ending March 31, 2005

Financial prospects for the year ending March 31, 2005, is as follows:

(billions of yen)

	Forecast FY2004	Result FY2003
Total volume of trading transactions	7,600.0	7,905.6
Net income	37.0	34.6

Major assumptions:

Foreign exchange rate: US$1 = approx. 110 yen

Short-term prime rate (Japan): 1.375%

Long-term prime rate (Japan): 1.7%

Marubeni Corporation

Consolidated Statements of Income

	Millions of yen			
	Six months ended September 30			
	2004	2003	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥ 1,459,747**	¥ 1,285,487	¥ 174,260	13.6 %
Commissions on services and trading margins	**76,011**	72,437	3,574	4.9 %
Total	**1,535,758**	1,357,924	177,834	13.1 %
Cost of revenues from trading and other activities	**- 1,324,399**	- 1,159,374	- 165,025	14.2 %
Gross trading profit	**211,359**	198,550	12,809	6.5 %
Expenses and other:				
Selling, general and administrative expenses	**- 167,909**	- 161,041	- 6,868	4.3 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**- 1,453**	-	- 1,453	-
Provision for doubtful accounts	**- 2,471**	1,450	- 3,921	-
Interest income	**9,187**	11,003	- 1,816	- 16.5 %
Interest expense	**- 21,751**	- 21,843	92	- 0.4 %
Dividends received	**4,917**	4,379	538	12.3 %
Impairment loss on investment securities	**- 2,645**	- 7,908	5,263	- 66.6 %
Gain (loss) on sales of investment securities	**11,465**	9,725	1,740	17.9 %
Gain (loss) on property and equipment	**- 2,667**	- 530	- 2,137	403.2 %
Other – net	**- 6,529**	- 4,326	- 2,203	50.9 %
Total	**- 179,856**	- 169,091	- 10,765	6.4 %
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**31,503**	29,459	2,044	6.9 %
Provision for income taxes	**- 18,293**	- 15,564	- 2,729	17.5 %
Income (loss) before equity in earnings (losses) of affiliated companies	**13,210**	13,895	- 685	- 4.9 %
Minority interests in consolidated subsidiaries	**- 1,538**	- 1,082	- 456	42.1 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**12,487**	6,890	5,597	81.2 %
Net income (loss)	**¥ 24,159**	¥ 19,703	¥ 4,456	22.6 %
Basic earnings per share *(yen)*	**¥ 16.18**	¥ 13.19	¥ 2.99	22.7 %
Diluted earnings per share *(yen)*	**13.06**	12.32	0.74	6.0 %
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 3,742,718**	¥ 3,825,357	¥ - 82,639	- 2.2 %
Operating profit (Based on Japanese accounting practice)	**39,526**	38,959	567	1.5 %

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) From this term, items in the financial statements are presented in accordance with US accounting customs and practice. Minority interests in consolidated subsidiaries, which was contained in Other-net, has been independently presented below Equity in earnings of affiliated companies-net (after income tax effects) since FY2003. Certain reclassifications have been made in the financial statements for the 1st Half FY2003 in order to conform to the presentation for the 1st Half FY2004 financial statements.

(Note 3) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of 14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	September 30 2004	March 31 2004	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 298,238**	¥ 485,484	**-187,246**
Investment securities	**8,165**	9,445	**- 1,280**
Notes and accounts receivable - trade:			
Notes receivable	**101,627**	98,227	**3,400**
Accounts receivable	**786,003**	764,545	**21,458**
Due from affiliated companies	**86,940**	106,391	**- 19,451**
Allowance for doubtful accounts	**- 30,057**	- 26,949	**- 3,108**
Inventories	**396,918**	398,617	**- 1,699**
Advance payments to suppliers	**78,772**	85,490	**- 6,718**
Deferred income taxes	**38,169**	32,862	**5,307**
Prepaid expenses and other current assets	**151,129**	125,852	**25,277**
Total current assets	**1,915,904**	2,079,964	**- 164,060**
Investments and long-term receivables:			
Affiliated companies	**352,373**	337,451	**14,922**
Securities and other investments	**487,778**	485,865	**1,913**
Notes, loans and accounts receivable - trade	**311,987**	300,049	**11,938**
Allowance for doubtful accounts	**- 93,560**	- 93,865	**305**
Property leased to others, at cost, less accumulated depreciation	**257,761**	256,370	**1,391**
Total investments and long-term receivables	**1,316,339**	1,285,870	**30,469**
Net property and equipment	**490,399**	499,514	**- 9,115**
Prepaid pension cost	**86,801**	105,797	**- 18,996**
Deferred income taxes	**101,284**	118,274	**- 16,990**
Intangible fixed assets	**37,567**	35,477	**2,090**
Goodwill	**27,935**	28,793	**- 858**
Other assets	**96,803**	100,505	**- 3,702**
Total assets	**¥4,073,032**	¥4,254,194	**¥ - 181,162**

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	September 30 2004	March 31 2004	Variance
	Millions of yen		
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 403,902**	¥ 474,735	**¥ - 70,833**
Current portion of long-term debt	**223,526**	328,816	**- 105,290**
Notes and accounts payable-trade			
Notes and acceptances payable	**187,622**	204,574	**- 16,952**
Accounts payable	**650,299**	629,279	**21,020**
Due to affiliated companies	**48,851**	44,228	**4,623**
Advance payments received from customers	**75,003**	76,684	**- 1,681**
Income taxes	**12,872**	13,262	**- 390**
Deferred income taxes	**4,021**	2,535	**1,486**
Accrued expenses and other current liabilities	**175,277**	190,705	**- 15,428**
Total current liabilities	**1,781,373**	1,964,818	**- 183,445**
Long-term debt, less current portion	**1,817,435**	1,822,473	**- 5,038**
Employees' retirement benefits	**8,729**	8,786	**- 57**
Deferred income taxes	**17,785**	23,536	**- 5,751**
Minority interests in consolidated subsidiaries	**40,301**	41,599	**- 1,298**
Shareholders' equity:			
Paid-in capital	**231,789**	231,789	**-**
Additional paid-in capital	**125,433**	125,430	**3**
Retained earnings (losses)	**114,107**	94,870	**19,237**
Accumulated other comprehensive loss	**- 63,820**	- 59,025	**- 4,795**
Cost of common stock in treasury	**- 100**	- 82	**- 18**
Total shareholders' equity	**407,409**	392,982	**14,427**
Total liabilities and shareholders' equity	**4,073,032**	4,254,194	**¥ - 181,162**

(millions of yen)			
***Cash and cash equivalents:**	**¥ 292,153**	¥ 478,731	**¥ - 186,578**
***Accumulated other comprehensive loss:**			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 27,550**	¥ 34,927	**¥ - 7,377**
Currency translation adjustments, net of reclassification	**- 85,860**	- 87,927	**2,067**
Minimum pension liability adjustment	**- 612**	- 612	**-**
Net unrealized losses on derivatives	**- 4,898**	- 5,413	**515**

* As a result of the adoption of EITF04-2, mining rights excluding petroleum and gas, have been reclassified from Intangible fixed assets to Net property and equipment from this term. Accordingly, the figures for March 31, 2004 have been rearranged. The effects are 14,864 million yen and 14,529 million yen for September 30 and March 31, 2004, respectively.

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	September 30 2004		March 31 2004		**Variance**	
Common stock:						
Balance at beginning of year	**231,789**		194,039		194,039	
Issuance of preferred shares	-		37,750		-	
Balance at end of year	231,789		231,789		194,039	
Capital surplus:						
Balance at beginning of year	**125,430**		87,765		87,765	
Issuance of preferred shares	-		37,665		-	
Gains from disposition of treasury stock	**3**		-		-	
Balance at end of year	**125,433**		125,430		87,765	
Retained earnings (losses):						
Balance at beginning of year	**94,870**		64,786		64,786	
Net income (loss)	**24,159**	**24,159**	34,565	34,565	19,703	19,703
Cash dividend	**- 4,922**		- 4,481		- 4,481	
Balance at end of year	**114,107**		94,870		80,008	
Accumulated other comprehensive loss:						
Balance at beginning of year	**- 59,025**		- 86,441		- 86,441	
Unrealized (losses) gains on investment securities		**- 7,377**		43,290		22,484
Currency translation adjustments		**2,067**		- 15,247		5,497
Minimum pension liability adjustment		**-**		- 30		-
Net unrealized losses on derivatives		**515**		- 597		930
Other comprehensive income (loss), net of tax	**- 4,795**	**- 4,795**	27,416	27,416	28,911	28,911
Comprehensive income (loss)		**19,364**		61,981		48,614
Balance at end of year	**- 63,820**		- 59,025		- 57,530	
Cost of common stock in treasury:						
Balance at beginning of year	**- 82**		- 98		- 98	
Treasury stock sold (repurchased)	**- 18**		16		- 7	
Balance at end of year	**- 100**		- 82		- 105	

*These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Statements of Cash Flows

	Millions of yen		
	Six Months ended Sept. 30		
	2004	2003	Variance
Operating activities			
Net income (loss)	¥ **24,159**	¥ 19,703	¥ **4,456**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**31,674**	25,262	**6,412**
Provision for doubtful accounts	**2,471**	-1,450	**3,921**
Equity in (earnings) losses of affiliated companies- net	**- 9,624**	- 3,731	**- 5,893**
(Gain) loss on investment securities	**- 8,820**	- 1,817	**- 7,003**
(Gain) loss on property and equipment	**2,667**	530	**2,137**
Deferred income taxes	**5,256**	10,221	**- 4,965**
Changes in operating assets and liabilities:			
Notes and accounts receivable	**- 4,861**	40,733	**- 45,594**
Inventories	**778**	7,369	**- 6,591**
Advance payments to suppliers and prepaid expenses and other current assets	**- 9,143**	30,698	**- 39,841**
Prepaid pension cost	**18,996**	791	**18,205**
Notes, acceptances and accounts payable	**7,903**	- 54,518	**62,421**
Advance payments received from customers and accrued and other current liabilities	**- 19,637**	- 6,125	**- 13,512**
Income taxes	**- 400**	- 4,817	**4,417**
Other	**-6,590**	9,525	**- 16,115**
Net cash provided by operating activities	**34,829**	72,374	**- 37,545**
Investing activities			
Proceeds from sales and redemptions of securities and other investments	**31,234**	31,268	**-34**
Purchases of securities and other investments	**- 37,853**	- 26,668	**- 11,185**
Proceeds from sales of property and equipment and property leased to others	**8,344**	4,195	**4,149**
Purchases of property and equipment and property leased to others	**- 26,375**	- 23,492	**- 2,883**
Collection of loans receivable	**33,703**	47,495	**- 13,792**
Loans made to customers	**- 21,186**	- 16,226	**- 4,960**
Other	**12,060**	- 6,017	**18,077**
Net cash provided (used) by investing activities	**- 73**	10,555	**- 10,628**
Free Cash Flows	**34,756**	82,929	**- 48,173**
Financing activities			
Net decrease (increase) in short-term loans	**- 80,330**	12,058	**- 92,388**
Proceeds from long-term debt	**135,769**	244,609	**- 108,840**
Payments of long-term debt	**- 271,825**	- 281,845	**10,020**
Cash dividend	**- 4,922**	- 4,481	**- 441**
(Purchase) sale of treasury stock	**- 15**	-7	**- 8**
Other	**- 1,293**	- 449	**- 844**
Net cash used (provided) in financing activities	**- 222,616**	- 30,115	**- 192,501**
Effect of exchange rate changes on cash and cash equivalents	**1,282**	957	**325**
Net increase (decrease) in cash and cash equivalents	**- 186,578**	53,771	**- 240,349**
Cash and cash equivalents at beginning of period	**478,731**	466,511	**12,220**
Cash and cash equivalents at end of period	**292,153**	520,282	**- 228,129**

*These financial statements are based on US GAAP.

Marubeni Corporation

Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	September 30, 2004	March 31, 2004	Variance
Subsidiaries	360	348	12
Affiliated companies	163	154	9
Total	523	502	21

(2) Major Group Firms

Subsidiaries

Overseas 233	Marubeni America Corporation Marubeni Europe p.l.c. Sithe Asia Holdings Limited Marubeni International Finance p.l.c. Cia. Iguaçu de Café Solúvel
Domestic 127	Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 112	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 51	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd Marubeni Infotec Corporation

(3) Changes

Subsidiaries

Newly included 20	Fuel Cell Japan, Co., Ltd. Sithe Energies Australia Pty. Ltd. Marubeni Chemicals (Shanghai) Co., Ltd. Others--- 17 companies
Excluded	8 companies

Affiliated companies

Newly included 13	Tratamiento de Agua de Puebla S.A.de C.V. MGC Advanced Polymers, INC. Others--- 11 companies
Excluded	4 companies

Interim Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	1st Half (April 1 – September 30) of			
	FY2004		FY2003	
Numerator:				
Net income (loss)	¥	**24,159**	¥	19,703
Net income available for common shareholders – Numerator for basic earnings (loss) per share		**24,159**		19,703
Effect of dilutive securities:				
Convertible debentures		**162**		162
Numerator for diluted earnings (loss) per share	¥	**24,321**	¥	19,865
Denominator:	Number of shares			
Denominator for basic earnings (loss) per share		**1,493,239,443**		1,493,255,846
Effect of dilutive securities:				
Convertible debentures		**119,666,048**		119,666,048
Preferred shares		**250,000,000**		-
Denominator for diluted earnings per share		**1,862,905,491**		1,612,921,894
	Yen			
Basic earnings per share	¥	**16.18**	¥	13.19
Diluted earnings per share	¥	**13.06**	¥	12.32

The convertible debenture #8 issued in November 1996 has dilution effect for the 1st half of FY2003 and 1st half of FY2004, and Class I Preferred Stock issued in December, 2003 has dilution effect for the 1st half of FY2004.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Segment Information (continued)

The Company's operating segment information for the 1st Half FY2004 and 1st Half FY2003, were as follows:

1st Half FY2004 (April 1, 2004 - September 30, 2004)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 479,762	¥ 172,924	¥ 375,513	¥ 305,093	¥ 812,861	¥ 289,085	¥ 348,668	¥ 127,731
Inter-segment	3,782	1,402	19,066	12,459	534	11,627	19,986	43
Total	¥ 483,544	¥ 174,326	¥ 394,579	¥ 317,552	¥ 813,395	¥ 300,712	¥ 368,654	¥ 127,774
Gross trading profit	¥ 36,282	¥ 12,265	¥ 22,499	¥ 14,508	¥ 19,879	¥ 7,358	¥ 27,916	¥ 10,083
Operating profit (loss)	¥ 5,207	¥ 2,347	¥ 6,583	¥ 3,747	¥ 10,479	¥ 3,301	¥ 3,987	¥ 2,427
Segment net income (loss)	¥ 1,371	¥ 990	¥ 4,192	¥ 3,452	¥ 7,213	¥ 4,140	¥ -1,085	¥ 4,469
Segment asset (September 30, 2004)	¥ 394,813	¥ 129,698	¥ 324,253	¥ 171,294	¥ 299,734	¥ 189,223	¥ 302,134	¥ 414,356

	Plant and ship	Development and construction	Finance and logistics business	Telecom & Information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 201,649	¥ 58,199	¥ 8,836	¥ 83,072	¥ 60,088	¥ 418,080	¥ 1,157	¥ 3,742,718
Inter-segment	609	189	1,720	1,509	7,648	161,551	-242,125	-
Total	¥ 202,258	¥ 58,388	¥ 10,556	¥ 84,581	¥ 67,736	¥ 579,631	¥ -240,968	¥ 3,742,718
Gross trading profit	¥ 5,933	¥ 10,820	¥ 3,007	¥ 11,574	¥ 1,990	¥ 38,700	¥ -11,455	¥ 211,359
Operating profit (loss)	¥ -704	¥ 2,487	¥ -334	¥ -2,243	¥ 314	¥ 8,532	¥ -6,604	¥ 39,526
Segment net income (loss)	¥ 706	¥ -2,738	¥ 1,597	¥ -2,992	¥ -295	¥ 4,697	¥ -1,558	¥ 24,159
Segment asset (September 30, 2004)	¥ 378,995	¥ 332,649	¥ 126,577	¥ 143,165	¥ 58,406	¥ 443,762	¥ 363,973	¥ 4,073,032

Segment Information (continued)

Millions of yen

1st Half FY2003 (April 1, 2003 - September 30, 2003)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	¥ 375,576	¥ 170,168	¥361,722	¥ 266,938	¥ 1,008,577	¥232,315	¥333,411	¥ 134,441
Inter-segment	5,645	1,882	19,870	11,781	330	10,674	10,543	15
Total	¥ 381,221	¥ 172,050	¥ 381,592	¥ 278,719	¥ 1,008,907	¥ 242,989	¥ 343,954	¥134,456
Gross trading profit	¥ 25,860	¥ 11,917	¥ 19,121	¥ 13,746	¥ 15,584	¥ 6,084	¥ 29,082	¥ 6,431
Operating profit (loss)	¥ 4,141	¥ 2,414	¥ 3,639	¥ 3,500	¥ 6,040	¥ 2,112	¥ 3,775	¥ -852
Segment net income (loss)	¥ 3,570	¥ 1,197	¥ 3,088	¥ 3,070	¥ 4,605	¥ 2,302	¥ 1,340	¥ 3,168
Segment asset (March 31, 2004)	¥ 417,735	¥ 127,045	¥ 315,720	¥ 147,118	¥ 319,584	¥ 180,257	¥ 306,718	¥ 409,193

Millions of yen

	Plant and ship	Development and construction	Finance and logistics business	Telecom & Information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 282,992	¥ 67,484	¥ 8,273	¥ 79,564	¥ 68,801	¥ 433,379	¥ 1,716	¥ 3,825,357
Inter-segment	836	175	1,000	1,681	6,547	142,508	-213,487	-
Total	¥ 283,828	¥ 67,659	¥ 9,273	¥ 81,245	¥ 75,348	¥ 575,887	¥ -211,771	¥ 3,825,357
Gross trading profit	¥ 5,291	¥ 10,960	¥ 2,478	¥ 10,703	¥ 2,106	¥ 41,141	¥ -1,954	¥ 198,550
Operating profit (loss)	¥ 1,630	¥ 1,655	¥ -687	¥ -3,287	¥ 125	¥ 8,837	¥ 5,917	¥ 38,959
Segment net income (loss)	¥ -3,045	¥ -2,128	¥ 1,339	¥ -4,668	¥ 166	¥ 5,920	¥ -221	¥ 19,703
Segment asset (March 31, 2004)	¥ 343,070	¥ 330,506	¥ 144,432	¥ 144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥ 4,254,194

(Note 1) ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.
For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 3) **Total volume of trading transactions, gross trading profit** and operating conditions for each operating segment were as follows.

Agri-marine Products transactions rose 26.8%, or 102.3 billion yen over the same period of the previous year, mainly in the area of feed grain and distribution. Owing to this increase, gross trading profit rose 40.3% year-on-year, or 10.4 billion yen.

Textile transactions rose 1.3%, or 2.3 billion yen, primarily from increases in offshore transactions of raw materials and domestic transactions of finished goods. Owing to these increases, gross trading profit rose 2.9%, or 0.3 billion yen.

Forest Products and General Merchandise transactions rose 3.4%, or 13.0 billion yen, due to an increase in trading of plywood and wood chips. In addition to these increases, along with increased profits for paper related companies and improvements in woodchip profitability, gross trading profit rose by 17.7 %, or 3.4 billion yen.

Chemicals transactions rose 13.9%, or 38.8 billion yen, following increased transactions in basic chemicals. Owing to this, as well as an increase in profits from agricultural chemical related business, gross trading profit rose 5.5%, or 0.8 billion yen.

Energy transactions declined 19.4%, or 195.5 billion yen, following a decline in petroleum transactions. However, due to an increase in profits from petroleum transactions and interests, gross trading profit rose 27.6%, or 4.3 billion yen.

Metals and Mineral Resources transactions rose by 23.8% or 57.7 billion yen due to rising prices in the coal and non-ferrous light metals market. Due to this increase, gross trading profit rose 20.9% or 1.3 billion yen.

Transportation and Industrial Machinery transactions rose 7.2%, or 24.7 billion yen, due to an increase in aircraft-related transactions. Gross trading profit fell 4.0%, or 1.2 billion yen, as a result of a decline in automotive and construction machinery field.

Utility and Infrastructure transactions decreased 5.0%, or 6.7 billion yen, due to decreases resulting from the completion of water pipe projects for the Middle East and electric power generation projects for Southeast Asia. Due to higher profits in such areas as electric power generating operations and Taiwan express railways, gross trading profit rose by 56.8%, or 3.7 billion yen.

Plant & Ship transactions fell 28.7%, or 81.6 billion yen, following a decline in business involving energy and chemical plants and ships. Although this decline led to lower profits, gross trading profit increased 12.1%, or 0.6 billion yen, attributable to newly included subsidiaries in the ship-related business.

Development and Construction transactions dropped 13.7%, or 9.3 billion yen due to business transfers of domestic construction operations and a drop in domestic transactions. Owing to these decreases, although there was an increase in income resulting from overseas housing enterprise projects, gross trading profit declined by 1.3 %, or 0.1 billion yen.

Finance and Logistics Business transactions rose 13.8%, or 1.3 billion yen, due to increase in funds and logistics. As a result of this increase, gross trading profit rose 21.3%, or 0.5 billion yen.

Telecom & Information transactions rose 4.1% or 3.3 billion yen due to an increase in information related business. As a result of an increase in content sales and communication operating business, gross trading profit rose 8.1%, or 0.9 billion yen.

Domestic Branches and Offices transactions sank 10.1%, or 7.6 billion yen, due to a decline in machinery-related transactions. As a result, gross trading profit fell 5.5%, or 0.1 billion yen.

Overseas Corporate Subsidiaries and Branches transactions rose 0.7%, or 3.7 billion yen, owing primarily to increase in food product, automotive, construction machinery, and agricultural chemical operations in the U.S. However, mainly due to the effects of fluctuations in exchange rates, gross trading profit decreased by 5.9%, or 2.4 billion yen.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for the 1st Half FY2004 and 1st Half FY2003, were as follows:

1st Half FY2004 (April 1, 2004 – September 30, 2004)	Millions of yen						
	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 2,489,957	¥ 438,747	¥ 172,953	¥ 246,165	¥ 394,896	¥ -	¥ 3,742,718
Inter-segment	770,501	117,821	15,297	85,635	44,815	-1,034,069	-
Total	¥ 3,260,458	¥ 556,568	¥ 188,250	¥ 331,800	¥ 439,711	¥ -1,034,069	¥ 3,742,718
Segment operating profit (loss)	¥ 13,040	¥ 7,540	¥ 4,599	¥ 10,096	¥ 4,629	¥ -378	¥ 39,526
Segment assets (September 30, 2004)	¥ 2,004,563	¥ 336,925	¥ 156,578	¥ 313,588	¥ 126,008	¥ -161,010	¥ 2,776,652
Other assets							¥ 1,296,380
Total assets							¥ 4,073,032

1st Half FY2003 (April 1, 2003 – September 30, 2003)	Millions of yen						
	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 2,408,013	¥ 669,885	¥ 192,005	¥ 184,462	¥ 370,992	¥ -	¥ 3,825,357
Inter-segment	903,651	106,996	12,846	74,779	42,110	-1,140,382	-
Total	¥ 3,311,664	¥ 776,881	¥ 204,851	¥ 259,241	¥ 413,102	¥ -1,140,382	¥ 3,825,357
Segment operating profit (loss)	¥ 21,239	¥ 5,975	¥ 4,577	¥ 4,975	¥ 2,271	¥ -78	¥ 38,959
Segment assets (March 31, 2004)	¥ 2,032,295	¥ 327,287	¥ 157,501	¥ 314,717	¥ 107,492	¥ -144,943	¥ 2,794,349
Other assets							¥ 1,459,845
Total assets							¥ 4,254,194

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others ---------------- Central and South America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities. Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 4) For Japanese investors' convenience, Total volume of trading transactions and Segment operating profit (loss) are shown according to accounting principles generally accepted in Japan.

Segment Information (continued)

3. Volume of Overseas Trading Transactions

The volumes of overseas trading transactions for 1st Half FY2004 and 1st Half FY2003, were as follows:

1st Half FY2004 (April 1, 2004 - September 30, 2004)	*Millions of yen* **Total volume of overseas transactions**	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	¥391,421		10.5
Europe	272,310		7.3
Asia/Oceania	771,515		20.6
Others	249,120		6.6
Total	¥1,684,366	¥3,742,718	45.0

1st Half FY2003 (April 1, 2003 - September 30, 2003)	*Millions of yen* **Total volume of overseas transactions**	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	¥683,558		17.9
Europe	252,641		6.6
Asia/Oceania	705,771		18.5
Others	342,019		8.9
Total	¥1,983,989	¥3,825,357	51.9

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Others ---------------- Africa, Middle East

(Note 3) For Japanese investors' convenience, Total volume of trading transactions is shown according to accounting principles generally accepted in Japan.

(Note 4) Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

Marketable Securities and Debt Securities

Available-for-sale securities

(millions of yen)

	September 30, 2004				March 31, 2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	728	-	-	728	5,509	80	-104	5,485
Total	728	-	-	728	5,509	80	-104	5,485
Non-current:								
Debt securities	19,139	468	-71	19,536	7,309	325	-	7,634
Marketable equity securities	130,963	55,448	-11,888	174,523	121,454	62,829	-5,993	178,290
Total	150,102	55,916	-11,959	194,059	128,763	63,154	-5,993	185,924

(Note 1) The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market price
The unrealized gains and losses, net of taxes are added to Accumulated other comprehensive income (loss) i
shareholders' equity.
(Note 2) Items of Debt securities are mainly corporate bonds

Held-to-maturity securities

(millions of yen)

	September 30, 2004				March 31, 2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	3,574	22	-	3,596	573	10	-	583
Total	3,574	22	-	3,596	573	10	-	583
Non-current:								
Debt securities	39,257	1,216	-	40,473	42,784	1,488	-150	44,122
Total	39,257	1,216	-	40,473	42,784	1,488	-150	44,122

(Note 1) The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
(Note 2) Items of Debt securities are mainly corporate bonds.

In addition to the above stated securities, 3,863 million yen and 3,387 million yen of marketable securities for sale are held at September 30, 2004 and at March 31, 2004, respectively.
The net unrealized gain/loss of 85 million yen (gain) for 1st Half FY2004 and 0 million yen (loss) for FY2003 have been included in the income statements.

82-616

Marubeni
CORPORATION

Interim Financial Results for FY2004

(April 1, 2004～September 30, 2004)

November 5, 2004

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of statements written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Outline of Financial Results for 1st Half FY2004

November 5, 2004

Marubeni Corporation

(TSE Code: 8002)

** This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

Agenda

Marubeni CORPORATION

1. Financial Highlights

Marubeni CORPORATION

(billions of yen)	FY01 1st Half	FY01 2nd Half	FY01 Yearly	FY02 1st Half	FY02 2nd Half	FY02 Yearly	FY03 1st Half	FY03 2nd Half	FY03 Yearly	FY04 1st Half	(Change from 1st Half FY03)	FY04 Yearly Pros.	(Progress)
Total volume of trading transactions	4,525.2	4,447.0	8,972.2	4,312.4	4,480.9	8,793.3	3,825.4	4,080.2	7,905.6	3,742.7	(-82.6)	7,600.0	(49%)
Gross trading profit *	224.4	213.6	438.0	214.6	210.0	424.6	198.6	210.9	409.5	211.4	(+12.8)	435.0	(49%)
SGA expenses *	-198.9	-191.9	-390.8	-169.1	-174.4	-343.5	-161.0	-169.0	-330.0	-167.9	(-6.9)	-342.0	(49%)
Adjusted operating profit	**25.5**	**21.7**	**47.2**	**45.4**	**35.7**	**81.1**	**37.5**	**41.9**	**79.4**	**43.5**	**(+5.9)**	**93.0**	(47%)
Other restructuring costs													
Gross trading profit	-4.0	2.8	-1.2										
SGA expenses	-1.0	-0.3	-1.3		-2.1	-2.1				-1.5	(-1.5)		
Provision for doubtful accounts	-39.4	-4.6	-43.9	-6.1	0.4	-5.7	1.5	-2.3	-0.8	-2.5	(-3.9)	-8.0	(31%)
Operating profit	-18.8	19.8	0.8	39.3	34.1	73.4	39.0	39.6	78.6	39.5	(+0.6)	85.0	(47%)
Interest expense-net	-15.1	-14.4	-29.5	-11.4	-12.1	-23.5	-10.8	-12.7	-23.5	-12.6	(-1.7)	-28.0	(45%)
Dividends received	4.4	3.1	7.5	3.6	3.2	6.8	4.4	2.8	7.2	4.9	(+0.5)	6.0	(82%)
Others	-128.2	-14.5	-142.7	-4.0	-16.3	-20.3	-3.0	-0.4	-3.4	-0.4	(+2.7)	-12.0	(3%)
Income/losses before income taxes and equity in earnings/losses	-157.8	-6.2	-164.0	27.5	8.9	36.3	29.5	29.4	58.9	31.5	(+2.0)	51.0	(62%)
Income/losses before equity in earnings	-97.0	0.7	-96.3	12.3	7.8	20.1	13.9	9.4	23.3	13.2	(-0.7)	24.0	(55%)
Minority interests in earnings of subsidiaries	-1.0	-0.2	-1.2	-1.0	-2.2	-3.2	-1.1	-1.9	-3.0	-1.5	(-0.5)	-3.0	(51%)
Equity in earnings/losses -net *	-1.0	2.4	1.4	6.5	6.9	13.4	8.2	7.4	15.6	12.5	(+4.3)	16.0	(78%)
Restructuring costs in equity in earnings/losses	-8.0	-12.3	-20.3				-1.3		-1.3		(+1.3)		
Net income/loss	**-107.0**	-9.4	**-116.4**	**17.8**	**12.5**	**30.3**	**19.7**	**14.9**	**34.6**	**24.2**	**(+4.5)**	**37.0**	(65%)

* excluding restructuring costs

2. Consolidated Financial Results for 1st Half FY2004

(billions of yen)	1st Half FY03	1st Half FY04	(Variance)	FY03 Results	FY04 Yearly Pros.	(Variance)
Gross trading profit *	198.6	211.4	(+12.8)	409.5	435.0	(+25.5)
SGA expenses *	-161.0	-167.9	(-6.9)	-330.0	-342.0	(-12.0)
Adjusted operating profit	37.5	43.5	(+5.9)	79.4	93.0	(+13.6)
Dividends received	4.4	4.9	(+0.5)	7.2	6.0	(-1.2)
Equity in earnings *	8.2	12.5	(+4.3)	15.6	16.0	(+0.4)
Core earnings	**50.1**	**60.9**	(+10.8)	**102.2**	**115.0**	(+12.8)
Interest expense-net	-10.8	-12.6	(-1.7)	-23.5	-28.0	(-4.5)
Total	**39.2**	**48.3**	(+9.1)	**78.7**	**87.0**	(+8.3)
Net income	**19.7**	**24.2**	(+4.5)	**34.6**	**37.0**	(+2.4)

*excluding restructuring costs

	Sep. 2003	Sep. 2004	(Variance)	Mar. 2004	Pros. For Mar. 2005	(Variance)
Total assets	4,263.5	4,073.0	(-190.5)	4,254.2	4,100.0	(-154.2)
Net interest-bearing debt	2,168.0	1,978.0	(-190.0)	1,969.3	2,000.0	(+30.7)
Shareholders' equity	304.2	407.4	(+103.2)	393.0	425.0	(+32.0)
Net D/E ratio	7.13 times	4.86 times	(-2.27points)	5.01 times	4.71 times	(-0.30 points)

3. Balance Sheets

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Sep. 04	(Change from Mar. 04)	Pros. For Mar. 05
Current assets	2,772.8	2,487.6	2,202.1	2,080.0	1,915.9	(-164.1)	
Investment/Fixed assets	2,547.8	2,318.1	2,119.4	2,174.2	2,157.1	(-17.1)	
Total assets	5,320.6	4,805.7	4,321.5	4,254.2	4,073.0	(-181.2)	4,100.0
Short-term loans (*)	1,311.5	1,247.3	963.3	803.6	627.4	(-176.1)	
Long-term interest-bearing debt	2,116.9	1,937.6	1,781.6	1,651.3	1,648.9	(-2.4)	
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,454.8	2,276.3	(-178.5)	
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	1,969.3	1,978.0	(+8.7)	2,000.0
Shareholders' equity	342.3	263.9	260.1	393.0	407.4	(+14.4)	425.0
Net D/E ratio (times)	9.03 times	10.28 times	8.70 times	5.01 times	4.86 times		4.71 times
Equity ratio (%)	6.43%	5.49%	6.02%	9.24%	10.00%	(+0.76%point)	10.37%
Current ratio (%)	101.80%	101.90%	104.60%	105.90%	107.60%	(+1.70%point)	-

(*) including current portion of long-term debt

4. Gross Trading Profit and SGA Expenses


Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
Gross trading profit *
SGA expenses *
Adjusted operating profit
230
210
190
170
150
130
-230
-210
-190
-170
-150
-130
224.4
213.6
214.6
210.0
198.6
210.9
211.4
-198.9
-191.9
-169.1
-174.4
-161.0
-169.0
-167.9
¥25.5 bn
¥21.7 bn
¥45.4 bn
¥35.7 bn
¥37.5 bn
¥41.9 bn
¥43.5 bn
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half

* excluding restructuring costs

5. Core Earnings

(billions of yen)	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half	2nd Half	FY04 1st Half
Adjusted operating profit	25.5	21.7	45.4	35.7	37.5	41.9	43.5
Dividend received	4.4	3.1	3.6	3.2	4.4	2.8	4.9
Equity in earnings (excluding restructuring costs)	-1.0	2.4	6.5	6.9	8.2	7.4	12.5
Core earnings	**28.9**	**27.2**	**55.5**	**45.8**	**50.1**	**52.1**	**60.9**
Interest expense-net	-15.1	-14.4	-11.4	-12.1	-10.8	-12.7	-12.6
Total	**13.8**	**12.8**	**44.1**	**33.7**	**39.2**	**39.4**	**48.3**



Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-70.0
-60.0
-50.0
-40.0
-30.0
-20.0
-10.0
0.0
(Note) ･Core earnings＝Adjusted operating profit＋Dividends received ± Equity in earnings(excluding restructuring costs)
･Interest expense-net ＝Interest income－Interest expense
Core earnings
Interest expense-net
28.9
27.2
55.5
45.8
50.1
52.1
60.9
13.8
12.8
44.1
33.7
39.2
39.4
48.3
-15.1
-14.4
-11.4
-12.1
-10.8
-12.7
-12.6
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half

Marubeni CORPORATION

6. Gross Trading Profit and Net Profit by Operating Segment


(billions of yen)
Gross trading profit
Net profit
Left: FY03 1st Half
Middle: FY04 1st Half
Right: FY04 Yearly Prospects (at May 2004)
80
70
60
50
40
30
20
10
0
-10
Agri-Marine Products: 25.9, 3.6; 36.3, 1.4; 76.5, 5.5
Textile: 11.9, 1.2; 12.3, 1.0; 26.5, 2.5
Forest Products & General Merchandise: 19.1, 3.1; 22.5, 4.2; 45.5, 7.5
Chemicals: 13.7, 3.1; 14.5, 3.5; 29.0, 4.0
Energy: 15.6, 4.6; 19.9, 7.2; 32.0, 8.5
Metals & Mineral Resources: 6.1, 2.3; 7.4, 4.1; 13.5, 4.5
Transportation & Industrial Machinery: 29.1, 1.3; 27.9, -1.1; 53.0, 1.5
Utility & Infrastructure: 6.4, 3.2; 10.1, 4.5; 22.5, 4.0
Plant & Ship: 5.3, -3.0; 5.9, 0.7; 15.0, -3.5
Development & Construction: 11.0, -2.1; 10.8, -2.7; 27.0, -2.5
Finance & Logistics Business: 2.5, 1.3; 3.0, 1.6; 6.0, 2.5
Telecom & Information: 10.7, -4.7; 11.6, -3.0; 26.0, -7.0
Overseas Corporate Subsidiaries & Branches: 43.2, 6.1; 40.7, 4.4; 74.0, 5.5

7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)



1st Half FY03
1st Half FY04
FY04 Yearly Pros. (at May 2004)
25
20
15
10
5
0
-5
-10
-15
Agri-Marine Products 5.8 7.5 17.0
Textile 2.5 2.3 6.0
Forest Products & General Merchandise 5.8 7.0 15.0
Chemicals 4.7 5.9 8.5
Energy 8.0 12.1 17.5
Metals & Mineral Resources 2.7 5.4 7.5
Transportation & Industrial Machinery 5.0 5.4 10.5
Utility & Infrastructure 2.7 4.2 9.0
Plant & Ship -1.5 2.3 3.5
Development & Construction 0.4 2.9 7.5
Finance & Logistics Business 0.0 0.4 0.0
Telecom & Information -4.0 -2.2 -2.5
Overseas Corporate Subsidiaries & Branches 10.0 9.8 13.0

Total Assets (billions of yen)



Mar. 04
Sep. 04
Mar. 05 Pros.(at May 04)
600
400
200
0
Agri-Marine Products 417.7 394.8 411.0
Textile 127.0 129.7 140.0
Forest Products & General Merchandise 315.7 324.3 323.0
Chemicals 147.1 171.3 170.0
Energy 319.6 299.7 331.0
Metals & Mineral Resources 180.3 189.2 187.0
Transportation & Industrial Machinery 306.7 302.1 281.0
Utility & Infrastructure 409.2 414.4 379.0
Plant & Ship 343.1 379.0 359.0
Development & Construction 330.5 332.6 333.0
Finance & Logistics Business 144.4 126.8 136.0
Telecom & Information 144.2 143.2 149.0
Overseas Corporate Subsidiaries & Branches 499.6 502.2 447.0

8. Cash Flows

(billions of yen)	FY02 Yearly	FY03 Yearly	FY04 1st Half	Major factors during 1st Half FY04
Operating activities				
Net income(losses)	30.3	34.6	24.2	
Adjustments to reconcile net income (losses) to net cash provided by operating activities:				
Depreciation and amortization	63.7	54.3	31.7	
Provision for doubtful accounts	5.7	0.8	2.5	
Other	-2.1	-0.2	-10.5	
Sub total	67.3	54.9	23.6	
Changes in assets and liabilities concerening operating activities:	91.6	94.5	-6.3	
Other	5.5	17.7	-6.6	
Net cash provided by operating activities	194.8	201.6	34.8	
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	25.3	54.0	-6.6	
Purchase and sales of property and equipment and property leased to others -net	-11.9	-51.3	-18.0	Purchase of lease assets, business expansion in aluminium area, etc.
Collection of loans receivable -net	103.8	72.3	12.5	Acceleration of collection and disposal of loans receivable.
Other	-4.0	-17.0	12.1	
Net cash provided by investing activities	113.2	58.0	-0.1	
Free cash flows	308.0	259.5	34.8	
Financing activities				
Increase and decrease in interest-bearing debt -net	-295.1	-303.9	-216.4	
Other	1.1	70.0	-6.2	
Net cash used in financing activities	-294.0	-233.9	-222.6	
Effect of exchange rate changes on cash and cash equivalents	-14.1	-13.4	1.3	
Net increase(decrease) in cash and cash equivalents	-0.1	12.2	-186.6	

(billions of yen)

Decrease in gross interest-bearing debt on the balance sheets	- 178.5
Decrease in gross interest-bearing debt in cash flow	- 216.4
Difference	+37.9
(Breakdown of the difference)	
Decrease due to the exchange rate	+9.4
Decrease in the impact of FASB133	- 2.6
New consolidation and un-consolidation of group companies	+31.0

9. Shareholders' Equity

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Sep. 04	(Change from Mar. 04)	Pros. for Mar. 05
Shareholders' equity	342.3	263.9	260.1	393.0	407.4	(+14.4)	425.0
Net DE ratio	**9.03 times**	**10.28 times**	**8.70 times**	**5.01 times**	**4.86 times**	**(-0.15 points)**	**4.71 times**



(billions of yen)
400
300
200
100
0
10times
8times
6times
4times
Net D/E Ratio
Shareholders' equity
9.03 times
10.28 times
8.70 times
5.01 times
4.86 times
342.3
263.9
260.1
393.0
407.4
Mar 01
Mar 02
Mar 03
Mar 04
Sep 04

<Breakdown of Shareholders' Equity as of Sep.04>

(billions of yen)		Change from Mar. 2004
Common stock and additional paid in capital	357.2	(-)
Retained earnings	114.1	(+19.2)
Net unrealized losses on investment securities	27.6	(-7.4)
Currency translation adjustments	-85.9	(+2.1)
Minimum pension liability adjustment	-0.6	(-)
Net unrealized losses on derivatives	-4.9	(+0.5)
Treasury stocks	-0.1	(-)
Total shareholders' equity	407.4	(+14.4)

Marubeni CORPORATION

10. Interest Coverage Ratio

(billions of yen)	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half	2nd Half	FY04 1st Half
Adjusted operating profit	25.5	21.7	45.4	35.7	37.5	41.9	43.5
Interest income	29.2	16.6	14.3	12.3	11.0	9.4	9.2
Dividends	4.4	3.1	3.6	3.2	4.4	2.8	4.9
Depreciation and amortization	37.7	33.4	36.7	27.0	25.3	29.0	31.7
Total EBITDA (a)	**96.8**	**74.8**	**100.0**	**78.2**	**78.2**	**83.1**	**89.3**
Interest expense (b)	-44.3	-31.0	-25.7	-24.4	-21.8	-22.0	-21.8
Interest coverage (a)/(b)	**219%**	**241%**	**389%**	**320%**	**359%**	**378%**	**410%**



(billions of yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Interest Coverage Ratio (%)
EBITDA
Interest expense
219%
241%
389%
320%
359%
378%
410%
96.8
74.8
100.0
78.2
78.2
83.1
89.3
-44.3
-31.0
-25.7
-24.4
-21.8
-22.0
-21.8
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half

11. Number and Consolidated Profits & Losses of Group Firms


FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
2nd Half
FY04 1st Half
Consolidated profit/loss (billions of yen)
Surplus amount
Deficit amount
Net consolidated profit
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
27.7
-66.2
-38.5
23.3
-41.3
-18.0
39.3
-17.4
21.9
26.0
-13.7
12.2
36.8
-21.9
14.9
27.0
-21.5
5.5
47.8
-23.6
24.2

	FY01 Sep. 01	Mar. 02	FY02 Sep. 02	Mar. 03	FY03 Sep. 03	Mar. 04	FY04 Sep. 04
Number of profit-making firms	403	391	385	375	361	390	380
Number of loss-making firms	180	124	115	109	123	112	143
Total number of consolidated group firms	**583**	**515**	**500**	**484**	**484**	**502**	**523**
Loss-making firm ratio	30.9%	24.1%	23.0%	22.5%	25.4%	22.3%	27.3%

12. Major Profit-making & Loss-making Firms

Consolidated profit / loss (billions of yen)			FY03 1st Half	FY04 1st Half	FY04 Pros.	Notes
<Major Profit-making firms>						
Subsidiaries	M. America (100%)		2.8	3.4	3.0	Overseas corporate subsidiary in US.
	Sithe Asia (100%)		-	3.3	1.2	IPP in Asia
	San Roque Power (92.5%)		1.1	2.8	4.5	IPP of San Roque Multipurpose Dam Project (Philippines), Y1.1 bn for FY03 is equity in earnings.
	Royal Maritime (100%)		0.4	2.4	2.4	Shipping company. Y0.4 bn for FY03 is equity in earnings.
	M. LP Holding (100%)		0.7	1.8	2.4	Investing in Los Pelambres copper mine in Chile
	M. LNG International (100%)		1.6	1.4	2.6	Investment in Qatar LNG projects
	Nacx Nakamura Corporation (70%)		0.2	0.7	1.6	Wholesale, transportation and processing of frozen foods. Y0.2 bn is equity in earnings.
	Koa Kogyo (77.52%)		0.1	0.7	0.7	Manufacturing and sales of cardboard
	M. Energy (66.6%)		0.6	0.6	0.6	Sales of petroleum products
	Marubeni Nisshin Feed Co., Ltd. (60%)		0.3	0.6	0.9	Manufacture of compound feed
Affiliated Companies	Marubeni-Itochu Steel Inc. (50%)		1.7	5.0	3.8	Manufacture, processing, import, export and sales of steel products
	Uni-Mar Energi (33.3%)		2.2	1.8	1.3	IPP in Turkey
	PT Chandra Asri (24.6%)	*	-3.2	1.3	-0.5	Manufacture and sales of petrochemical products (Indonesia) (*)including Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)
	Marusumi Paper Co., Ltd. (32.16%)		0.6	0.6	1.3	Manufacture of printing paper
<Major Loss-making firms>						
Subsidiaries	NPPI (100%)		-0.4	-5.2	-4.8	Marine product processing (U.S.A.)
	Meditec Corporation (100%)		-1.6	-3.1	-3.3	Import sales and maintenance of medical equipment, apparatus and accessories
	MC Estate Co., Ltd. (100%)		-0.9	-2.3	-1.7	Property business
	Global Solution KK (100%)		-0.7	-1.7	-2.1	Internet access service.
	Global Access Ltd. (100%)		-1.4	-1.0	-1.4	Providing bandwidth via own fiber-optic cable
	M. Chikusan Corp. (99.99%)		-1.1	-0.8	-0.4	Livestock related business
Affiliated Companies	MUSI Pulp Project (45%)		-1.4	-0.7	-1.2	Production and sales of pulp (Indonesia)
<Reference>						
	MIECO (100%)		-2.2	0.3	-0.1	Petroleum trading in US
	NEXION Corporation (96.43%)		-0.6	-0.5	-0.6	Video transport serice and broadband media service
	Daishowa-Marubeni Int'l (50%)		1.6	0.0	0.8	Manufacturing and sales of pulp
	Japan Cablenet Ltd. (23%)		-0.2	0.0	0.0	CATV and telecommunication operation, and management of CATV operators

13. Non-consolidated Financial Results for 1st Half FY2004

(billions of yen)	FY03 1st Half	FY03 2nd Half	FY03 Yearly	FY04 1st Half	FY04 Yearly Pros.
<Business Results>					
Total volume of trading transactions	2,817.2	3,060.1	5,877.3	2,617.4	
Gross trading profit	53.4	61.2	114.6	53.6	-
Operating profit	6.8	12.0	18.8	5.3	-
Ordinary profit	10.4	13.2	23.6	12.5	
Net income(loss)	6.6	5.7	12.3	8.5	9.0

<Balance Sheets>

	Sep. 03	Mar. 04	Sep. 04
Total assets	2,726.6	2,649.5	2,476.1
Shareholders' equity	276.6	371.9	371.8
Interest-bearing debt	1,732.4	1,583.1	1,449.4
(Net interest-bearing debt)	1,423.0	1,305.5	1,341.3
Net D/E ratio (times)	5.14 times	3.51 times	3.61 times

Financial Results for 1st Half F

(billions of yen)

Operating Results	1st Half FY2003 Results	1st Half FY2004 Results	Variance	Prospects for FY2004	Progress
Total volume of trading transactions (*1)	3,825.4	3,742.7	-82.6	7,600.0	49%
Gross trading profit	198.6	211.4	12.8	435.0	49%
Selling, general and administrative expenses	-161.0	-169.4	-8.3	-342.0	50%
Provision for doubtful accounts	1.5	-2.5	-3.9	-8.0	31%
Operating profit (*1)	39.0	39.5	0.6	85.0	47%
Interest expense, net of interest income	-10.8	-12.6	-1.7	-28.0	45%
Dividends	4.4	4.9	0.5	6.0	82%
Gain (loss) on investment securities	1.8	8.8	7.0		
Gain (loss) on property and equipment	-0.5	-2.7	-2.1	-12.0	3%
Other-net	-4.3	-6.5	-2.2		
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	29.5	31.5	2.0	51.0	62%
Provision (benefit) for income taxes	-15.6	-18.3	-2.7	-27.0	68%
Minority interests in consolidated subsidiaries (*2)	-1.1	-1.5	-0.5	-3.0	51%
Equity in earnings (losses) of affiliated companies	6.9	12.5	5.6	16.0	78%
Net income (loss)	19.7	24.2	4.5	37.0	65%

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to accounting principles generally accepted in Japan.

(*2) In the 1st Half FY2003, Minority interests in consolidated subsidiaries have been included in Income before income taxes and equity in earnings, however certain reclassifications have been made to conform to the presentation for the 1st Half FY2004.

Revenue (*3)	1,357.9	1,535.8	177.8

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*4)	37.5	43.5	5.9	93.0	47%
Core earnings (*5)	50.1	60.9	10.8	115.0	53%

(*4) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)

(*5) Core earnings = Operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	March 31 2004	September 30, 2004	Variance	Mar.31 2005 Prospects
Total assets	4,254.2	4,073.0	-181.2	4,100.0
(Current assets)	(2,080.0)	(1,915.9)	(- 164.1)	-
(Fixed assets)	(2,174.2)	(2,157.1)	(- 17.1)	-
Shareholders' equity	393.0	407.4	14.4	425.0
Interest-bearing debt	2,454.8	2,276.3	-178.5	-
Net interest-bearing debt	1,969.3	1,978.0	8.7	2,000.0
D/E ratio (*6)	5.01times	4.86times	- 0.15points	aprx.4.7times

Cash Flow	1st Half FY03 Results	1st Half FY04 Results
CF by operating activities	72.4	34.8
CF by investing activities	10.6	-0.1
Free cash flows	82.9	34.8
CF by financing activities	-30.1	-222.6
Effect of exchange rate changes	1.0	1.3
Changes of cash and cash equivalents	53.8	-186.6

(*6) D/E ratio is calculated based on net interest-bearing debt

Increase/Decrease of Consolidated Companies Surplus/Deficit	Sept. 30, 2003	September 30, 2004	Variance
No. of profit making companies	361	380	19
No. of loss making companies	123	143	20
Total	484	523	39
No. of profit making companies ratio	74.6%	72.7%	-1.9points

	1st Half FY2003 Results	1st Half FY2004 Results	Variance
Surplus amount	36.8	47.8	11.0
Deficit amount	-21.9	-23.6	-1.8
Total	14.9	24.2	9.2

Y2004 and Prospects for FY2004 (US GAAP Basis)

November 1, 2004
Marubeni Corporation

Outline of Financial Results for the 1st Half FY2004

◆ **Highlights of the 1st Half FY2004 Financial Results**

- **Net income was the highest record of 24.2 billion yen, 3.4 billion yen above the level of 20.8 billion yen recorded in 1st Half FY1990.**
- **Shareholders' equity increased by 14.4 billion yen compared with the FY2003 year-end to 407.4 billion yen, due to such factors as the increase in net income for this period etc.**
- **Net interest-bearing debt was 1,978.0 billion yen, achieving the FY2005 year-end target of 2,000 billion yen or less, as stated in the "V" PLAN.**
- **As a result, the D/E ratio was 4.86 times, representing an improvement by 0.15 points from FY2003 year-end.**

◆ **Main Items**

1) Total volume of trading transactions ・・・ 3,742.7 billion yen

Total volume of trading transactions fell by 82.6 billion yen compared to the same period of the previous year. The impact of the appreciation of the yen resulted in a decrease by approx.110 billion yen.

Comparison by segment with the same period of the previous year's results: [unit : billion yen]

Agri-Marine products	+102.3	Due to the mergers of subsidiaries, and the consolidation of the new subsidiaries in feed grain and distribution.
Metals & Mineral Resources	+57.7	Due to rise in price of coal/non-ferrous metal.
Chemicals	+38.8	Due to rise in price of basic chemicals.
Energy	-195.5	Due to the reduction of petroleum related transactions.
Plant & Ship	-81.6	Due to the decline of energy/petrochemical plant and ship related transactions.

2) Gross trading profit ・・・ 211.4 billion yen

Gross trading profit rose by 12.8 billion yen compared to the same period of the previous year.

Comparison by segment with the same period of the previous year's results: [unit : billion yen]

Agri-Marine products	+10.4	Due to the mergers of subsidiaries, and the consolidation of the new subsidiaries in feed grain and distribution.
Energy	+4.3	Due to the improvement of profitability in petroleum related transaction and the additional profit from the rights in natural resources fields.
Utility & Infrastructure	+3.7	Due to the consolidation of the new subsidiaries.(Sithe related)
Forest Products & General Merchandise	+3.4	Due to the strong performance of the paper related affiliated companies, improvement of profitability of woodchip business, and the increase in plywood transactions.
Overseas Corporate Subsidiaries & Branches	-2.4	Due to the effects of fluctuations in exchange rate

3) Selling, general and administrative expenses ・・・ -169.4 billion yen

Selling, general and administrative expenses rose by 8.3 billion yen compared to the same period of the previous year. Mainly due to the effects of newly included subsidiaries (-4.7 billion yen) and loss from the transfer of the substitutional portion of employee pension fund liabilities (-1.5 billion yen).

4) Provision for doubtful accounts ・・・-2.5 billion yen

Provision for doubtful accounts deteriorated by 3.9 billion yen compared to the same period of the previous year due to large-scale reversal of this term, which was booked in the previous year.

5) Interest expense, net of interest income・・・ -12.6 billion yen

Interest expense, net of interest income deductions deteriorated by 1.7 billion yen. Mainly due to the consolidation of the new subsidiaries.(Sithe related)

6) Gain (Loss) on investment securities ・・・8.8 billion yen

A breakdown of the Gain (Loss) on investment securities is provided below.

Gain (Loss) on sales of investment securities・・・ 11.5 billion yen
(Compared to the same period of the previous year +1.7 billion yen)
Devaluation loss on investment securities・・・-2.6 billion yen
(Compared to the sane period of the previous year +5.3 billion yen)

This item improved by 7.0 billion yen compared to the same period of the previous year, due to increases in capital gain from sales of stock (a part of IPP, Vodafone) and the clearance of devaluation loss on corporate shares at Sithe Energies.

7) Gain (Loss) on property and equipment ・・・ -2.7 billion yen

A breakdown of the Gain (Loss) on property and equipment is provided below:
Gain on sale of property and equipment・・・ 1.5 billion yen
(Compared to the same period of the previous year +0.9 billion yen)
Loss on sale/Devaluation Loss of property and equipment・・・-4.2 billion yen
(Compared to the same period of the previous year -3.1 billion yen)

This item deteriorated by 2.1 billion yen year on year, owing to such factors as the devaluation loss on factories at subsidiaries and the devaluation loss on real estate holdings of the Parent.

8) Other-net ・・・ -6.5 billion yen

Other-net deteriorated by 2.2 billion yen compared to the same period of the previous year. Owning mainly to such factors as restructuring losses at subsidiaries.

9) Equity in earnings (losses) of affiliated companies ・・・ 12.5 billion yen

Equity in earnings (losses) of afiliated companies improved by 5.6 billion yen compared to the same period of the previous year.

A breakdown of this item for this term's increase/decrease is provided below.

		(Compared to same period of previous year)
Marubeni-Itochu Steel Inc.	5.0 billion yen	(+3.3 billion yen)
Uni-Mar Enerji Yatirimlari	1.8 billion yen	(-0.3 billion yen)
PT Chandra Asri	1.3 billion yen	(+4.5 billion yen)
Thai Cold Rolled Steel Sheet	0.9 billion yen	(+0.2 billion yen)
Daishowa-Marubeni	-0.0 billion yen	(-1.7 billion yen)
P.T.TEL	-0.4 billion yen	(+0.5 billion yen)

Financial Prospects for FY2004

The results for the 1st Half FY2004 exceeded the estimate, mainly due to solid market prices of various commodities. Prospect of consolidated financial results for FY2004 is, however, unchanged from that in the announcement on May 10, 2004, because of uncertainty in commodity markets, foreign exchange and interest rates, and stock prices etc.

Major Financial Indicators and Financial Yearly Prospects

◆ **Major Financial Indicators**

	1st Half FY03	1st Half FY04	Variance
1) Foreign Exchange Rate (YEN/USD)	118.05	109.86	(Yen up by 8.19 yen)
2) Short-term Prime Rate (Japan) (%)	1.375	1.375	
3) Long-term Prime Rate (Japan) (%)	1.467	1.757	(0.290 % up)

◆ **Financial Yearly Prospects**

	Prospects for FY2004
1) Foreign Exchange Rate (YEN/USD)	approx. 110 yen
2) Short-term Prime Rate (Japan) (%)	1.375
3) Long-term Prime Rate (Japan) (%)	1.700